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Filed pursuant to Rule 424(b)(4)
Registration No. 333-224121

PROSPECTUS

6,534,234 Shares

COMMON STOCK

SendGrid, Inc. is offering 600,000 shares of its common stock and the selling stockholders identified in this prospectus are offering 5,934,234 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol "SEND." On April 5, 2018, the last reported sale price of our common stock as reported on the New York Stock Exchange was $24.54 per share.

We are an "emerging growth company" as defined under the federal securities laws. Investing in our common stock involves risks. See "Risk Factors" beginning on page 13.

PRICE $24.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to SendGrid	Proceeds to Selling Stockholders
Per Share	$24.00	$1.14	$22.86	$22.86
Total	$156,821,616.00	$7,449,026.76	$13,716,000.00	$135,656,589.24
(1)
See "Underwriters" for a description of the compensation payable to the underwriters.

Certain of the selling stockholders have granted the underwriters the right to purchase up to an additional 980,135 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on April 10, 2018.

Morgan Stanley	J.P. Morgan

William Blair	KeyBanc Capital Markets	Piper Jaffray	Stifel	Canaccord Genuity

April 5, 2018

SendGrid

Powering Email for Developers and Marketers

From: Uber Receipts
Your Friday evening trip with Uber
$3.89
UBER
From: Spotify
New music from The Pocket Machine & more artists you love: listen now in Release Radar
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Digital Communications Platform for...

- Shipping Notifications
- Password Resets
- Purchase Receipts
- Reservation Confirmations
- Social Media Notifications
- Account Alerts
- Promotional Emails
- Targeted Marketing
- Email Newsletters

1 Trillion Emails Processed
40 billion processed per month[1]

63,000+
Customers[2]

>50% of the World's Email Addresses
Receive mail from SendGrid[3]

Notes
1. Based on delivered email volume of 132 billion for Q4 2017
2. As of December 31, 2017
3. Source: SendGrid information for number of unique email addresses to which SendGrid sent email during the 12-month period ended December 31, 2017. 2017 Radicati Group Report for estimated number of email users worldwide and estimated average number of email accounts per email user.

The Digital World Revolves Around Email

Thank you for choosing us
Hello Steve,
Thank you for your recent booking. We look forward to...
Booking.com
ebay
Congratulations, it's all yours!
Hi Marsha,
We hope you enjoy your eBay Business All-in-One Hardcover book by Marsha Collier. The next step is to pay.
New Music from The Black Keys
Fresh tracks by your favorite artists are now available on Spotify. You can hear them on your Release Radar.
Spotify
Deloitte.
Tax Season is Coming
Dear Roger,
With tax season fast approaching we'd like to remind you of our expert tax advisory team
Confirmation number
Hello Natalie,
Congratulations on successfully booking your Sedan Hatch Wagon Van for October 12 – 30, 2017.
Hertz
M&S
Welcome to M&S
Dear Miss Birch,
Thanks for registering with Marks & Spencer. You have registered the following email addresses with us:
Rewards
Hi John,
Exciting news! Starting November 1, 2017 your benefits include
•5% back in rewards on everything
•Free Shipping
STAPLES
UBER
Free Uber Ride!
Hi Steve,
Use the promo code and receive a free ride up to $20 on BLACK car service in San Francisco
Check Account Statements
Dear Mr Phelps,
Attached is your electronic statement for the month of October.
intuit
airbnb
Reset your Password
Hi Dale,
We've received a request to reset your password. If you didn't make this request, just ignore this email. Otherwise, you can reset your password using this link:
Find the best of local!
Need a great recommendation? We've got over 100 million, all written by locals like you.
yelp
INFORMATION
TICKETS
SendGrid

        Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have prepared. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or the date of the applicable document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

        For investors outside the United States: Neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

        This summary highlights information contained in greater detail elsewhere in this prospectus and in the documents incorporated by reference. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus and the documents incorporated by reference carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and related notes incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2017, or our 2017 Annual Report, and the sections titled "Risk Factors" included in this prospectus and incorporated by reference from our 2017 Annual Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our 2017 Annual Report and incorporated by reference in this prospectus. Unless the content otherwise requires, the terms "SendGrid," "company," "our," "us," and "we" in this prospectus refer to SendGrid, Inc. and where appropriate our consolidated subsidiaries.

 SENDGRID, INC.

Overview

        We are a leading digital communication platform, enabling businesses to engage with their customers via email reliably, effectively and at scale. Our cloud-based platform allows for frictionless adoption and immediate value creation for businesses, providing their developers and marketers with the tools to seamlessly and effectively reach their customers using email. Since our inception we have processed more than one trillion emails.

        Increasingly, today's transactions are digital. They happen online and are often automatic and recurring. Consumers want a seamless experience and have come to expect that their online activity will be recorded in their email inbox. Email serves as the system of record for a consumer's digital life, delivering purchase receipts, shipping notifications, account information, social media updates, reservations and website login data. Email is the primary communication channel in the digital world, with an estimated 125 billion commercial emails sent every day, according to a 2017 Radicati Group report. Email is also a trusted marketing tool for businesses. An email-based promotion can reach the right user at the right time, with a high degree of certainty that the user will see it. According to The Inbox Report 2017, in 2016 nearly 80% of Americans checked their email daily. According to a 2015 Direct Marketing Association report, email demonstrated the highest return on investment among all forms of digital communication, generating $38 in revenue for every $1 invested.

        While email offers a compelling value proposition for businesses, effective email delivery at scale is complex and difficult. Inbox service providers, including Google Gmail, Microsoft Outlook and Yahoo! Mail, evaluate incoming email and block the delivery of harmful or unwanted email. However, these filters can also prevent the delivery of wanted email. According to a 2017 Return Path report, only 80% of wanted email reached its intended recipient. To manage email delivery on their own, businesses must understand the complexities associated with both sending millions or billions of transactional and marketing emails and the unique dynamics of numerous inbox service providers. Dedicated servers and databases, domain expertise, continuous monitoring of email protocols, and a team of people are all necessary to maintain a robust internally-developed email communications system. The use of developer resources in this effort can reduce businesses' investment in product innovation and other priorities. Without an effective, easy to use system, marketers seeking to reach customers via email can also expend significant time and resources without accomplishing their marketing goals.

        SendGrid was founded by developers who were frustrated with their own experiences in managing email delivery. They wanted to build a system "that just worked" for developers and allowed them to focus on strategic business activities. They developed a robust technology platform incorporating their domain expertise and created an application programming interface, or API, that allowed for easy integration by businesses. We built our business model around serving the developer, including self-service adoption and a frictionless user experience. We have extended this platform over time to serve the similar email delivery needs of marketers.

        We offer our customers three services: our Email API; Marketing Campaigns; and Expert Services. Our Email API service allows developers to use our API in their preferred development framework to leverage our platform to add email functionality to their applications within minutes. This service enables businesses to send thousands or billions of emails, all with the same high level of service and reliability, and incorporates proprietary technology and domain expertise to significantly improve deliverability rates. Our Marketing Campaigns service allows marketers to upload and manage customer contact lists, create and test email templates, and then execute and analyze multi-faceted email campaigns that engage customers and drive growth. Our Expert Services help businesses further optimize their email delivery. With our platform, businesses can achieve industry leading email deliverability that translates into higher brand engagement with their customers.

        Our category leadership, self-service model and company culture have enabled us to attract and retain customers and employees, and continue to develop innovative solutions for email delivery. We deliver our services through a self-service cloud-based subscription model, where businesses primarily sign up for our services through our website. We offer transparent and affordable pricing, generally on a per month basis by volume of email and typically paid by credit card. In addition, we have robust documentation for onboarding and ongoing usage. This self-service delivery model has enabled us to rapidly attract customers while operating our business efficiently.

        Businesses of all sizes and across industries depend on our digital communication platform. As of December 31, 2017, we had over 63,000 customers globally, an increase of 39% year over year. We believe a relatively small number of businesses have more than one unique paying account with us, and we count each of these accounts as a separate customer. While we serve large enterprises, we primarily serve small and midmarket businesses, or SMBs, that rely on email to power their businesses and are rapidly adopting cloud services. Our self-service model has allowed us to efficiently acquire SMB customers that historically have not been a focus for companies that depend on large enterprise sales forces. Our robust platform and the increasing breadth of our services allow us to scale with our customers as they grow.

Industry Trends

  Email Is the Primary Commercial Communications Channel in the Digital World

        Businesses increasingly interact with their customers through digital channels. Many emerging businesses are digital first. They primarily engage with customers through online and mobile channels. Customers of these businesses rarely interact with sales people, collect paper receipts, track orders over the phone or mail in their bills. These customers depend on automatic email notification of their transactions and rely on email as their system of record for their transactions.

        Businesses engage with their customers through email because they can reach a wide audience and personalize interactions, while trusting emails will reach their target recipients. Businesses now analyze demographic information, buying behavior and preferences generated by the digital footprints of consumers in order to create unique digital experiences. These dynamics have created the opportunity for more frequent customer engagement through more personalized, targeted marketing.

  Email Is Highly Effective at Driving Customer Engagement and Revenue

        Email accounts are widespread and each is personal to its owner and consistent across time, making email a highly effective method of communication between businesses and consumers. Individuals with email accounts check their email throughout the day, every day. The use of smartphones for always-on access has only increased this effectiveness.

  Effective Email Delivery Is Difficult

        While email offers a compelling value proposition, businesses struggle to achieve effective email delivery due to a number of factors.

  The Email Recipient's Side

        Inbox service providers, including Google Gmail, Microsoft Outlook and Yahoo! Mail, use sophisticated filters to analyze incoming email and prevent the delivery of harmful or unwanted email, often blocking wanted email as well. The cost of delivery failure includes not only the infrastructure expense associated with processing the email, but more importantly, the lost revenue for a business from a new or existing customer.

  The Email Sender's Side

        Maintaining an email delivery system is complex. Domain expertise, dedicated resources and the need to satisfy complex technical requirements are all required to operate an effective email delivery system, particularly at scale.

        To deliver email at scale, businesses need expertise and dedicated resources. The complexities of email delivery include building and maintaining a sender reputation and navigating that reputation across inbox service providers, spam houses, blacklist managers and industry watchdogs. Email delivery at scale also requires dedicated infrastructure and management of contact lists as well as an understanding of protocols to communicate with the recipient servers.

  Businesses Are Adopting Cloud Services to Reduce Complexity and Focus on Core Functions

        Technological innovation has enabled businesses to improve efficiency, but it has also lowered barriers to entry. Businesses of all sizes must adapt quickly to changing market needs in order to grow and compete. As a result, businesses are turning to cloud services to manage complex and costly parts of their IT infrastructure and operations. Cloud services can seamlessly provide many of the critical, but non-core, components for a business, allowing it to maximize the value of internal resources by focusing on its core differentiating competencies.

  Frictionless, Self-Service Models Are Driving High Adoption of Cloud Services

        The ease of cloud service delivery is driving a move from multi-million-dollar capital purchases of on-premises IT infrastructure to recurring lower-cost subscriptions for cloud services. This change has increased the influence of line of business owners, developers and marketers in technology purchasing decisions compared to a traditional CIO-led purchasing process. With cloud services, developers and marketers exert greater control over how they allocate their resources.

  Businesses Need to Effectively and Efficiently Send Wanted Email at Scale

        Email is critical to building and growing customer relationships but requires significant resources and expertise to manage the complex underlying infrastructure. The developers and marketers who are driving purchasing decisions of cloud services need a transactional and marketing email solution that possesses the following characteristics:

  •
  Reliability:  continuous uptime to send secure emails at any time

  •
  Effectiveness:  high delivery rates and high consumer engagement

  •
  Scalability:  ability to send billions of emails across a range of customer use cases, with the same level of effectiveness

  •
  Ease of Adoption and Integration:  self-service onboarding and integration

  •
  Affordability:  lower, predictable cost versus an internal system and accessible to businesses of all sizes

  •
  Platform Extensibility:  integrated transactional and marketing email capabilities

  •
  Services and Support:  expert help to obtain desired outcomes and enhance email marketing capabilities

Our Market Opportunity

        We estimate our total addressable market for both transactional and marketing emails was $11 billion in 2017. See the sections titled "Market and Industry Data" and "Our Market Opportunity".

Benefits of Our Solution

        Key benefits of our solution include:

  Platform Reliability

        Businesses rely on our platform to power their customer email communications. We utilize a robust global infrastructure that includes multiple co-located data centers and public cloud resources to host our platform. In 2017, our platform was available for our customers to send email 99.995% of the time.

  Proprietary Technology and Domain Expertise Enables Effective Email Delivery

        We significantly improve email deliverability through embedded intellectual property in our platform and industry-leading domain expertise. Our platform is designed to operate at scale across multiple inbox service providers. In 2017, we estimate that we achieved a delivery rate of 94%, as compared to a general delivery rate for wanted email of 80% for the 12-month period ended June 30, 2017, as reported by Return Path in 2017. Our delivery rates for 2015 and 2016 were consistent with our delivery rate for 2017. We also offer Expert Services to help our customers achieve the best outcomes for their individual needs.

  Ability to Scale With Customers As They Grow

        Our communication platform provides the same high-quality service to a wide range of businesses, from startups to large enterprises that send significant email volumes. Our Email API service starts with entry-level pricing that supports up to 40,000 emails per month and scales up from there. Our largest customers send more than one billion emails per month.

  Frictionless Adoption for Developers and Marketers

        We make it easy for developers and marketers to adopt our platform using a self-service model. We provide a flexible API setup to easily add email functionality to their applications, as well as comprehensive documentation to help developers write code in their preferred development framework. We have a community of over 2.9 million active users that serves as a resource for questions about our platform. Once a business is using our API for transactional email delivery, it is simple for that business to also use our platform for promotional and personalized email marketing.

  Affordable and Accessible to Businesses of All Sizes

        We offer our Email API service as a monthly subscription, with pricing based on email volume. Businesses can tailor the use of our services for their individual needs, without the need to commit to expensive, multi-year contracts. Our cloud-based services generally provide significant cost savings compared to an internally-developed system and free up internal resources for other tasks.

  Extensible Communications Platform

        Our platform incorporates extensible technology that allows our customers to expand their use cases to improve their customer communications. Our customers benefit from having a single platform for transactional and marketing email, enabling them to manage their customer contact data in a single place, leverage universal design templates and testing systems, and ensure high email deliverability.

Competitive Strengths

        Our competitive strengths include:

  Easy to Adopt, Self-Service Model

        Our Email API and Marketing Campaigns services are designed to be accessed from our website and immediately useable. By reducing the friction that typically accompanies the purchase of business software and eliminating the need for complicated and costly implementation and training, we believe we attract more customers to try, buy and derive value from our platform. Our self-service model has allowed us to grow our customer base while avoiding the expensive customer acquisition costs typical of high-touch enterprise sales models.

  Market Leadership in Email Service with Strong Brand Association

        We pioneered the market for a cloud-based email API service and continue to invest significant resources to extend our technology leadership and brand awareness in our industry. We believe that the SendGrid brand has become synonymous with email delivery and is recognized as the industry standard for scalability, reliability and deliverability.

  Significant Domain Expertise Around Email

        We have processed over one trillion emails since inception, including over 450 billion emails in 2017. We have longstanding relationships and integrations with all major inbox service providers and email industry organizations. These relationships provide us with real-time intelligence and performance feedback that enable us to optimize the deliverability of the emails that we send and anticipate changes in email handling policies.

  Large, Growing and Happy Global Customer Base

        As of December 31, 2017, we had over 63,000 customers globally. Our broad customer base provides us with insight into digital communication trends and activity and results in word-of-mouth recognition that drives traffic to our website.

Our Growth Strategies

        Key components of our growth strategy include:

  Continue to Add Customers to Our Platform

        We believe there is substantial opportunity to expand our customer base both in the United States and internationally as the ubiquity of email and the digital transformation of businesses continue to drive market adoption of our services.

  Expand Platform Features and Functionality and Grow Our Marketing Campaigns Service

        We intend to grow our Marketing Campaigns service by cross-selling into our existing Email API service customer base, acquiring new customers and adding new capabilities and features. Furthermore, while we do not currently provide services in other emerging communications channels, such as messaging/chat platforms, in-app messages, online ads, browser and push notifications, and SMS, we believe that the proliferation of these channels creates further potential growth opportunities over time for us to help our customers optimize their communications across those channels.

  Expand our Strategic Partner Channel

        We have built and plan to continue investing in channel relationships with our strategic partners in order to complement the reach of our own customer acquisition efforts.

  Continue to Grow Internationally

        We generated more than 36% of our revenue in each of the last three years from customers located in international geographies despite having limited international infrastructure and no product localization. We intend to add more physical infrastructure as well as localized platform content and support that will enhance our attractiveness to international customers.

  Pursue Select Acquisitions to Augment Our Features and Functionality

        We intend to continue pursuing acquisitions that we believe will be complementary. For example, we may pursue acquisitions that we believe will enhance our services, accelerate customer acquisition, introduce different distribution channels and add talent and expertise to our organization.

Selected Risks Affecting Our Business

        Investing in our common stock involves risk. You should carefully consider all of the information in this prospectus and in the documents incorporated by reference prior to investing in our common stock. These risks are discussed more fully in the section titled "Risk Factors" beginning on page 13 immediately following this prospectus summary and in our 2017 Annual Report, which is incorporated by reference in this prospectus. These risks and uncertainties include, but are not limited to, the following:

  •
  Our recent growth may not be indicative of our future growth and, if we continue to grow, we may not be able to manage our growth effectively.

  •
  If we are unable to sustain our revenue growth rate, we may not achieve or maintain profitability in the future.

  •
  If we are unable to attract new customers, retain existing customers or increase sales both to new and existing customers, our business and results of operations will be affected adversely.

  •
  Our limited operating history in new and developing markets and our rapid growth make it difficult to evaluate our current business and future prospects.

  •
  If we are unable to increase adoption of our platform through our self-service model, our business, results of operations and financial condition may be adversely affected.

  •
  Our growth depends in part on the success of our strategic relationships with third parties to sell our services.

  •
  Our future success depends in part on our ability to continue to drive adoption of our platform and services by international customers, and our international operations and sales to customers with international operations expose us to risks inherent in international sales.

  •
  If we are not able to maintain and enhance our brand and maintain and increase market awareness of our company and services, then our business, results of operations and financial condition may be adversely affected.

  •
  The market in which we participate is highly competitive and, if we do not compete effectively, our operating results could be harmed.

  •
  If our security measures are breached or unauthorized access to our or our customers' private or proprietary data is otherwise obtained, our platform or services may be perceived as not being secure, our reputation may be severely harmed, customers may reduce the use of or stop using our platform or services, we may incur significant liabilities and we may lose the ability to offer our customers a credit card payment option.

  •
  Our customers' and other users' violation of our policies or other misuse of our platform to transmit offensive or illegal messages, spam, website links to harmful applications or for other fraudulent activity could damage our reputation, and we may face liability for unauthorized, inaccurate or fraudulent information distributed via our platform.

  •
  We have experienced losses in the past, and we may not achieve or sustain profitability in the future.

  •
  Our quarterly results may fluctuate significantly, and if we fail to meet the expectations of analysts or investors, our stock price could decline substantially.

SendGrid.org

        SendGrid.org is a division of SendGrid and not a separate legal entity. Its mission is to support nonprofit organizations. To that end, we have reserved 466,571 shares of our common stock to fund and support operations of SendGrid.org, which represented 1% of our outstanding capital stock on the date it was approved by our board of directors. In this offering, we are selling 46,657 shares of our common stock to fund and support the operations of SendGrid.org, and the number of reserved shares will be reduced accordingly.

Corporate Information

        We were incorporated in Delaware in July 2009. Our principal executive offices are located at 1801 California Street, Suite 500, Denver, CO 80202, and our telephone number is (888) 985-7363.

        Our website address is http://sendgrid.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus.

        "SendGrid," the SendGrid logo and other trademarks or service marks of SendGrid appearing in this prospectus are our property. This prospectus contains additional trade names, trademarks, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies' trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Our Initial Public Offering

        In November 2017, we completed an initial public offering, or IPO, in which we sold 9,430,000 shares of our common stock at public offering price of $16.00 per share. We received net proceeds of $136.3 million after deducting underwriting discounts and offering expenses. Our common stock began trading on the New York Stock Exchange on November 15, 2017. In connection with the closing of our IPO, (1) all shares of our convertible preferred stock were converted into common stock at a ratio of one to one and (2) a warrant to purchase shares of our convertible preferred stock was converted into a warrant to purchase shares of our common stock.

Implications of Being an Emerging Growth Company

        The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as "Emerging Growth Companies." We are an emerging growth company within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of certain exemptions from various public reporting requirements, including the requirement that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, certain requirements related to the disclosure of executive compensation in this prospectus and in our periodic reports and proxy statements, and the requirement that we hold a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an emerging growth company. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

        We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we are not subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. Additionally, because we have taken advantage of certain reduced reporting requirements, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

        We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

THE OFFERING

Common stock offered by us	600,000 shares
Common stock offered by the selling stockholders	5,934,234 shares
Underwriters' over-allotment option to purchase additional shares offered by certain of the selling stockholders	Certain of the selling stockholders have granted the underwriters an option to purchase up to an additional 980,135 shares to cover over-allotments.
Common stock to be outstanding after this offering	43,365,378 shares
Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $12.9 million, based on the public offering price of $24.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, selling stockholders are selling 5,934,234 shares of common stock, assuming the underwriters do not exercise their over-allotment option to purchase the additional shares. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, facilitate an orderly distribution of shares for the selling stockholders and increase our public float. We intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to make acquisitions or strategic investments, although we do not have any agreements or commitments for such acquisitions or investments. We will also reserve the net proceeds from the sale of 46,657 shares to fund and support the operations of SendGrid.org. See the section titled "Use of Proceeds" for additional information.

Concentration of Ownership

Our officers, directors and their affiliated funds and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own an aggregate of approximately 51.89% of our outstanding common stock following this offering, assuming no exercise of the underwriters' option to purchase additional shares. As a result, if some of these persons or entities act together, they will have significant influence over the outcome of matters submitted to our stockholders for approval.

New York Stock Exchange symbol	"SEND"

        The number of shares of our common stock that will be outstanding after this offering is based on 42,175,647 shares of our common stock outstanding as of December 31, 2017, and excludes:

  •
  12,217,721 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017 under our equity incentive plans, with a weighted average exercise price of $4.79 per share, of which 589,731 shares were issued upon the exercise of options by some of the selling stockholders and will be sold in this offering and are included in shares of our common stock to be outstanding after this offering;

  •
  5,000 shares of our common stock issuable upon the exercise of a non-plan option grant outstanding as of December 31, 2017, with an exercise price of $2.18 per share;

  •
  466,571 shares of our common stock reserved for issuance to fund and support the operations of SendGrid.org, of which none were issued and outstanding as of December 31, 2017, and of which 46,657 shares are being sold by us in this offering and are included in shares of our common stock to be outstanding after this offering;

  •
  656,854 shares of our common stock issuable upon the vesting and settlement of Restricted Stock Units, or RSUs, outstanding as of December 31, 2017;

  •
  3,503,521 shares of our common stock reserved and available for future issuance under our 2017 Equity Incentive Plan, or 2017 Plan, as of December 31, 2017, as well as:

  •
  any shares of our common stock issuable upon the exercise or settlement of outstanding stock awards under our 2012 Equity Incentive Plan, or 2012 Plan, and our 2009 Equity Incentive Plan, or 2009 Plan, that will be added to our 2017 Plan available reserve upon expiration or termination of such awards, plus

  •
  any automatic increases in the number of shares of our common stock reserved for future issuance under our 2017 Plan, including the additional 2,108,782 shares of our common stock that were automatically added to our 2017 Plan share reserve on January 1, 2018; and

  •
  791,833 shares of our common stock reserved for issuance under our 2017 Employee Stock Purchase Plan, or 2017 ESPP, as of December 31, 2017, as well as any automatic increases in the number of shares of common stock reserved for issuance thereunder, including the additional 421,756 shares of our common stock that were automatically added to our 2017 ESPP share reserve on January 1, 2018.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  no exercise of outstanding stock options and no settlement of outstanding RSUs after December 31, 2017, except for the shares of our common stock to be issued upon the exercise of options by some of the selling stockholders and sold in this offering; and

  •
  no exercise by the underwriters of their option to purchase up to an additional 980,135 shares of our common stock from certain of the selling stockholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables summarize our historical consolidated financial data. We have derived the historical consolidated statements of operations data for the years ended December 31, 2015, 2016, and 2017, and the historical consolidated balance sheet data as of December 31, 2017, from our audited consolidated financial statements included in our 2017 Annual Report, which is incorporated by reference in this prospectus. The following summary consolidated financial data should be read in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2017 Annual Report, which is incorporated by reference in this prospectus, and our consolidated financial statements and related notes included elsewhere in this prospectus or incorporated by reference in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	For the Year Ended December 31,
	2015	2016	2017
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$58,476	$79,929	$111,888
Cost of revenue	18,961	21,605	29,507

Gross profit	39,515	58,324	82,381

Operating expenses:
Research and development	18,959	21,178	29,643
Selling and marketing	13,737	21,800	28,185
General and administrative	12,477	18,920	30,101
Loss on disposal of assets	1	27	22

Total operating expenses	45,174	61,925	87,951

Loss from operations	(5,659)	(3,601)	(5,570)
Other income (expense), net	(195)	(307)	(683)
Net loss before provision for income taxes	(5,854)	(3,908)	(6,253)
Provision for income taxes	—	—	—

Net loss	$(5,854)	$(3,908)	$(6,253)

Weighted average shares used in computing net loss per share, basic and diluted(1)	7,091	7,521	8,499
Net loss per share, basic and diluted(1)	$(0.83)	$(0.52)	$(0.74)

(1)
See Note 13 to our consolidated financial statements in our 2017 Annual Report, which is incorporated by reference in this prospectus, for an explanation of the method used to calculate basic and diluted net loss per common share attributable to common stockholders.

	As of December 31, 2017
	Actual	As Adjusted(1)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$175,496	$189,564
Working capital	168,498	182,566
Property and equipment, net	29,192	29,192
Total assets	223,283	237,351
Total stockholders' equity	179,774	193,842

(1)
The as adjusted column in the consolidated balance sheet data table above reflects the receipt of (i) $12.9 million in net proceeds from our sale of 600,000 shares of common stock in this offering at the public offering price of $24.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) $1.2 million in aggregate net proceeds received by us in connection with the exercise of options to purchase an aggregate of 589,731 shares of our common stock by certain of the selling stockholders in order to sell those shares in this offering. The net proceeds we will receive in this offering from the sale of 46,657 shares will be reserved to fund and support the operations of SendGrid.org, and the number of shares of our common stock that are reserved for that purpose will be reduced by 46,657.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as those set forth under the heading "Risk Factors" in our 2017 Annual Report, which is incorporated by reference in this prospectus. Our business, operating results, financial condition or prospects could be materially and adversely affected by any of these risks and uncertainties. In that case, the trading price of our common stock could decline and you might lose all or part of your investment. In addition, the risks and uncertainties discussed below are not the only ones we face. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material, and these risks and uncertainties could result in a complete loss of your investment. In assessing the risks and uncertainties described below, you should also refer to the other information contained in this prospectus (as supplemented or amended) and the documents incorporated by reference in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock.

Risks Related to This Offering and Ownership of Our Common Stock

As a new investor, you will experience immediate and substantial dilution in the book value of the shares that you purchase in this offering.

        The public offering price is substantially higher than the net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, at the public offering price of $24.00 per share, you will experience immediate dilution of $19.61 per share, the difference between the price per share you pay for our common stock and our net tangible book value per share as of December 31, 2017, after giving effect to the issuance of shares of our common stock in this offering. See "Dilution."

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

        The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, there will be 43,365,378 shares of our common stock outstanding, based on the number of shares outstanding as of December 31, 2017, including all of the shares to be sold by us and any shares sold by selling stockholders following the exercise of options in this offering, which may be resold in the public market immediately.

        In connection with our IPO, we and all of our directors and officers, as well as the other holders of substantially all of our common stock and securities convertible into or exercisable or exchangeable for our common stock outstanding immediately prior to the completion of that offering, agreed with Morgan Stanley & Co. LLC on behalf of the underwriters in our IPO, that until May 14, 2018, subject to certain exceptions, we and they will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock. Morgan Stanley & Co. LLC, on behalf of the underwriters in our IPO, has consented to the release of these lock-up restrictions with respect to the shares of our common stock to be sold by us and the selling stockholders in this offering.

        In connection with this offering, all of our executive officers, directors and the selling stockholders selling shares in this offering, as well as certain of our other large stockholders, have agreed with Morgan Stanley & Co. LLC on behalf of the underwriters in this offering, that for 90 days after the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

        Upon completion of this offering, based on the number of shares outstanding as of December 31, 2017, we will have 43,365,378 shares of common stock outstanding, assuming no exercise of outstanding options or settlement of outstanding RSUs, other than the exercise of options to purchase 589,731 shares in connection with this offering, which are included in our shares of common stock to be outstanding upon completion of this offering. Of these shares, all shares of common stock sold in our IPO and in this offering are freely tradable without restriction or further registration under the Securities Act, unless held by our "affiliates," as that term is defined in Rule 144 under the Securities Act, or subject to lock-up agreements.

        Subject to the provisions of Rules 144 and 701 under the Securities Act and applicable lock-up agreements, our remaining shares of common stock will be available for sale in the public market as follows:

  •
  3,725,906 shares will become eligible for sale in the public market beginning on May 14, 2018 (the date on which the lock-up agreements related to our IPO expire);

  •
  2,080,289 shares will become eligible for sale in the public market beginning on June 3, 2018 (the date on which lock-up agreements entered into in connection with this offering with certain of our stockholders who are not selling in this offering and certain of our directors affiliated with those stockholders will expire with respect to 20% of such stockholders' and directors' aggregate holdings of our common stock); and

  •
  22,219,949 shares will become eligible for sale in the public market beginning on the 91st day following the date of this prospectus upon expiration of lock-up agreements entered into in connection with this offering, as described below.

        In addition, as of December 31, 2017, there were 12,222,721 shares of common stock subject to outstanding options and 656,854 shares of common stock to be issued upon the vesting and settlement of outstanding RSUs. We have registered 19,731,311 shares of common stock issuable (i) upon exercise of outstanding options, (ii) upon the vesting and settlement of outstanding RSUs and (iii) upon exercise or settlement of any options or other equity incentives we may grant in the future for public resale under the Securities Act. Accordingly, these shares may be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, subject to the lock-up agreements described above and compliance with applicable securities laws.

        In addition, certain holders of shares of our common stock have rights, subject to some conditions and the lock-up arrangements described above, to require us to file registration statements for public resale or to include such shares in registration statements that we may file for ourselves or other stockholders. See "Shares Eligible for Future Sale—Registration Rights." Further, we may issue shares of our common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        We intend to use the net proceeds we receive in this offering for working capital and other general corporate purposes, including developing and enhancing our technical infrastructure, platform, and services, expanding our research and development efforts and selling and marketing operations, meeting the increased compliance requirements associated with our transition to and operation as a public company, satisfying the cash obligations in connection with withholding taxes due on the vesting of RSUs for our chief executive officer and expanding into new markets. We may also use a portion to make acquisitions or investments. However, we do not have any agreements or commitments for any acquisitions or strategic investments at this time. We will also reserve the net proceeds from the sale of 46,657 shares to fund and support the operations of SendGrid.org. Our management generally will have broad discretion to use the net proceeds we receive in this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds in ways that increase the value of your investment. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Concentration of ownership among our officers, directors, significant stockholders and their affiliates may prevent new investors, including purchasers in this offering, from influencing corporate decisions.

        Our officers, directors and their affiliated funds and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own an aggregate of approximately 51.89% of the outstanding shares of our common stock following this offering, assuming no exercise of the underwriters' over-allotment option to purchase additional shares. As a result, if some of these persons or entities act together, they will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets. This concentration of ownership could limit the ability of other stockholders to influence corporate matters and may have the effect of delaying or preventing a change of control of our company. Some of these persons or entities may have interests different from yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a relatively longer period, they may be more interested in selling the company to an acquirer than other investors.

If the estimates and assumptions we have used to calculate the size of our total addressable target market are inaccurate, our future growth rate may be limited.

        We have estimated the size of our total addressable target market based on data published by third parties and on internally generated data and assumptions. While we believe our market size information is generally reliable, such information is inherently imprecise, and relies on our and third parties' projections, assumptions and estimates within our target market, which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this prospectus. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, including how current customer data and trends may apply to potential future customers and the number and type of potential customers, our future growth rate may be lower than what we currently estimate or our stock price may decline. In addition, these inaccuracies or errors may cause us to misallocate capital and other business resources, which could divert resources from more valuable alternative projects and harm our business. Further, not every business covered by our total addressable market estimates will necessarily buy third-party services at all, and some or many of those businesses may choose to continue using legacy tools, in-house options or services offered by our competitors. It is impossible to build every product feature that every customer wants, and our competitors may develop and offer features that our solutions do not offer. Additionally, the variables that go into the calculation of our total addressable market are subject to change over time, and there is no guarantee that any particular number or percentage of the businesses covered by our total addressable market will purchase our services at all or generate any particular level of revenues for us.

        Even if our target market meets our size estimates, we may not grow our business. Our growth is subject to many factors, including our success in expanding our international operations, continuing to promote the use of our services by our customers for their marketing needs and otherwise implementing our business strategy, which are subject to many risks and uncertainties. Accordingly, the information regarding the size of our total addressable market included in this prospectus should not be taken as indicative of our future growth.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus, particularly in the sections titled "Prospectus Summary" and "Risk Factors" in this prospectus and the sections titled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in our 2017 Annual Report, which is incorporated by reference in this prospectus, contain forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus and in the documents incorporated by reference in this prospectus, including statements regarding our future financial condition, results of operations, business strategy and plans and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "believe," "will," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "could," "potentially" or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described under the section titled "Risk Factors" in this prospectus and in our 2017 Annual Report, which is incorporated by reference in this prospectus, and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus, regarding, among other things:

  •
  our ability to effectively sustain and manage our growth and future expenses, and our ability to achieve and maintain future profitability;

  •
  our ability to attract new customers and to maintain and expand our existing customer base;

  •
  our dependence on our self-service model;

  •
  our ability to scale and update our platform to respond to customers' needs and rapid technological change;

  •
  our reliance on third parties, including for strategic relationships to sell our services and for network connectivity, hosting and other services;

  •
  the effects of increased competition on our market and our ability to compete effectively;

  •
  our ability to expand our operations and increase adoption of our platform internationally;

  •
  our ability to maintain, protect and enhance our brand;

  •
  our customers' and other platform users' violation of our policies or misuse of our platform;

  •
  the sufficiency of our cash and cash equivalents to satisfy our liquidity needs;

  •
  our failure or the failure of our platform of services to comply with applicable industry standards, laws and regulations;

  •
  our ability to maintain our corporate culture;

  •
  our ability to hire, retain and motivate qualified personnel;

  •
  our ability to identify targets for, execute on and realize the benefits of potential acquisitions;

  •
  our ability to estimate the size and potential growth of our target market; and

  •
  our ability to maintain proper and effective internal controls.

        These risks are not exhaustive. Other sections of this prospectus and the documents incorporated by reference in this prospectus may include additional factors that could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason.

        You should read this prospectus, the documents incorporated by reference in this prospectus and the documents that we have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

 MARKET AND INDUSTRY DATA

        Unless otherwise indicated, information contained in this prospectus and in the documents incorporated by reference in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including data from the NAICS Association regarding the number of businesses with five or more employees, data from the Small Business Administration, or the SBA, regarding the percentage of businesses with a web presence and our own internal data on our average customer revenue, on assumptions that we have made that are based on that data and other similar sources, including the appropriateness and applicability of that data for our use, and on our knowledge of the markets for our services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus and in the documents incorporated by reference is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors" in this prospectus and in our 2017 Annual Report, which is incorporated by reference in this prospectus, and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

        Certain information in the text of this prospectus and in the documents incorporated by reference in this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

  •
  2017 Deliverability Benchmark Report: Analysis of Worldwide Inbox Placement Rates, Return Path, June 2017;

  •
  Email Marketing Benchmarks 2016 Relevancy, Frequency, Deliverability and Mobility, eMarketer, September 2016;

  •
  Email Statistics Report 2017-2021, The Radicati Group, Inc., February 2017;

  •
  National Client Email Report 2015, The Direct Marketing Association (UK) LTD, 2015; and

  •
  The Inbox Report 2017: Consumer Perceptions of Email, Fluent, 2017.

 OUR MARKET OPPORTUNITY

        We believe there is a large market opportunity for scalable email delivery as a cloud service. Businesses of all sizes and across industries use email to communicate with customers and can benefit from an easy to use, highly effective email service. While we have customers of various sizes, the majority of our customers today are SMBs that are digital first and rely on cloud services to operate their businesses.

        Our digital communications platform serves both the transactional and marketing email markets through our Email API and Marketing Campaigns services. We estimate our total addressable market for both services was $11 billion in 2017. To calculate our total addressable market, we first derived our total number of potential customers by multiplying the total number of global businesses with five or more employees, based on independent industry data from the NAICS Association, by the percentage of U.S.-based small businesses expected to have an online presence in 2014 according to the SBA. The SBA estimated in 2014 that 53% of small businesses had an online presence, which we used as a proxy for the percentage of global businesses with five or more employees that require email services. We then multiplied the total number of these potential customers by our average revenue per customer in 2017 for customers who used both our Email API service and our Marketing Campaigns service.

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from this offering will be approximately $12.9 million, based on the public offering price of $24.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will reserve the net proceeds we will receive in this offering from the sale of 46,657 shares to fund and support the operations of SendGrid.org, and the number of shares of our common stock that are reserved for that purpose will be reduced accordingly. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

        The principal purposes of this offering are to increase our capitalization and financial flexibility, facilitate an orderly distribution of shares for the selling stockholders and increase our public float. Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we intend to use the net proceeds from this offering for working capital and other general corporate purposes, including to fund and support the operations of SendGrid.org, developing and enhancing our technical infrastructure, platform and services, expanding our research and development efforts and selling and marketing operations, meeting the increased compliance requirements associated with our transition to and operation as a public company, satisfying the cash obligations in connection with withholding taxes due on the vesting of RSUs for our chief executive officer and expanding into new markets.

        We may also use a portion of the net proceeds to make acquisitions of or invest in businesses, products, services or technologies that we believe to be complementary. We do not have any agreements or commitments for any such acquisitions or investments at this time.

        The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, we will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

 MARKET PRICE OF COMMON STOCK

        Shares of our common stock commenced trading on the New York Stock Exchange under the symbol "SEND" on November 15, 2017. Prior to that date, there was no public market for our common stock. The following table summarizes the high and low sale prices of our common stock as reported by the New York Stock Exchange:

	Low	High
Fiscal Year 2017
Fourth Quarter (beginning November 15, 2017 through December 31, 2017)	$17.50	$24.45
Fiscal Year 2018
First Quarter	$20.42	$32.03

        On April 5, 2018, the last reported sale price of our common stock on the New York Stock Exchange was $24.54 per share. As of December 31, 2017, we had 169 holders of record of our common stock. This figure does not reflect the beneficial ownership or shares held in nominee name.

 DIVIDEND POLICY

        We have never declared or paid dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay cash dividends on our common stock in the foreseeable future. The terms of our outstanding credit facility also restrict our ability to pay dividends, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our capital stock.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2017, on:

  •
  an actual basis; and

  •
  an as adjusted basis to give effect to (i) the sale and issuance of 600,000 shares of our common stock offered by us in this offering based on the public offering price of $24.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuance of 589,731 shares of our common stock to certain selling stockholders upon the exercise of stock options in order to sell such shares in this offering, including net proceeds of $1.2 million received by us in connection with the exercise of such options.

        You should read this table together with the sections of this prospectus titled "Summary Consolidated Financial Data," and "Description of Capital Stock" and the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Consolidated Financial Data" and our audited consolidated financial statements and related notes in our 2017 Annual Report, which is incorporated by reference in this prospectus.

	As of December 31, 2017
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$175,496	$189,564

Stockholders' equity (deficit):
Preferred stock, par value $0.001 per share; 10,000,000 shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, par value $0.001 per share, 250,000,000 shares authorized, 42,175,647 shares issued and outstanding, actual; 250,000,000 shares authorized, 43,365,378 shares issued and outstanding, as adjusted	39	41
Additional paid-in-capital	229,594	243,660
Accumulated other comprehensive income (loss)	(2)	(2)
Accumulated deficit	(49,857)	(49,857)

Total stockholders' equity	179,774	193,842

Total capitalization	$179,774	$193,842

        The outstanding share information in the table above excludes, as of December 31, 2017, the following shares:

  •
  12,217,721 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017 under our equity incentive plans, with a weighted average exercise price of $4.79 per share, of which 589,731 shares were issued upon the exercise of options by some of the selling stockholders and will be sold in this offering and are included in our common stock to be outstanding after this offering;

  •
  5,000 shares of our common stock issuable upon the exercise of a non-plan option grant outstanding as of December 31, 2017, with an exercise price of $2.18 per share;

  •
  466,571 shares of our common stock reserved for issuance to fund and support the operations of SendGrid.org, of which none were issued and outstanding as of December 31, 2017, and of which

    46,657 shares are being sold by us in this offering and are included in our common stock to be outstanding after this offering;

  •
  656,854 shares of our common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2017;

  •
  3,503,521 shares of our common stock reserved and available for future issuance under our 2017 Plan as of December 31, 2017, as well as:

  •
  any shares of our common stock issuable upon the exercise or settlement of outstanding stock awards under our 2012 Plan, and our 2009 Plan, that will be added to our 2017 Plan available reserve upon expiration or termination of such awards, plus

  •
  any automatic increases in the number of shares of our common stock reserved for future issuance under our 2017 Plan, including the additional 2,108,782 shares of our common stock that were automatically added to our 2017 Plan share reserve on January 1, 2018; and

  •
  791,833 shares of our common stock reserved for issuance under our 2017 ESPP as of December 31, 2017, as well as any automatic increases in the number of shares of common stock reserved for issuance thereunder, including the additional 421,756 shares of our common stock that were automatically added to our 2017 ESPP share reserve on January 1, 2018.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

        Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of December 31, 2017, was $176.3 million, or $4.18 per share. After giving effect to (i) the sale and issuance of 600,000 shares of our common stock offered by us in this offering based on the public offering price of $24.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the issuance of 589,731 shares of our common stock to certain selling stockholders upon the exercise of stock options in order to sell such shares in this offering, including net proceeds of $1.2 million received by us in connection with the exercise of such options, our as adjusted net tangible book value as of December 31, 2017, would have been $190.4 million, or $4.39 per share. This represents an immediate increase in net tangible book value of $0.21 per share to our existing stockholders and an immediate dilution in net tangible book value of $19.61 per share to investors purchasing shares of our common stock in this offering at the assumed public offering price.

        The following table illustrates this dilution on a per share basis to new investors:

Public offering price per share		$24.00
Net tangible book value per share as of December 31, 2017	$4.18
Increase in net tangible book value per share as of December 31, 2017	0.21

As adjusted net tangible book value per share immediately after this offering		4.39

Dilution per share to investors participating in this offering		$19.61

        The outstanding share information in the table above excludes, as of December 31, 2017, the following shares:

  •
  12,217,721 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2017 under our equity incentive plans, with a weighted average exercise price of $4.79 per share, of which 589,731 shares were issued upon the exercise of options by some of the selling stockholders and will be sold in this offering and are included in our common stock to be outstanding after this offering;

  •
  5,000 shares of our common stock issuable upon the exercise of a non-plan option grant outstanding as of December 31, 2017, with an exercise price of $2.18 per share;

  •
  466,571 shares of our common stock reserved for issuance to fund and support the operations of SendGrid.org, of which none were issued and outstanding as of December 31, 2017, and of which 46,657 shares are being sold by us in this offering and are included in our common stock to be outstanding after this offering;

  •
  656,854 shares of our common stock issuable upon the vesting and settlement of RSUs outstanding as of December 31, 2017;

  •
  3,503,521 shares of our common stock reserved and available for future issuance under our 2017 Plan as of December 31, 2017, as well as:

  •
  any shares of our common stock issuable upon the exercise or settlement of outstanding stock awards under our 2012 Plan, and our 2009 Plan, that will be added to our 2017 Plan available reserve upon expiration or termination of such awards, plus

    •
    any automatic increases in the number of shares of our common stock reserved for future issuance under our 2017 Plan, including the additional 2,108,782 shares of our common stock that were automatically added to our 2017 Plan share reserve on January 1, 2018; and

  •
  791,833 shares of our common stock reserved for issuance under our 2017 ESPP as of December 31, 2017, as well as any automatic increases in the number of shares of common stock reserved for issuance thereunder, including the additional 421,756 shares of our common stock that were automatically added to our 2017 ESPP share reserve on January 1, 2018.

 MANAGEMENT

Directors and Executive Officers

        The following table sets forth information concerning our directors and executive officers, including their ages, as of March 15, 2018:

Name	Age	Position(s)
Executive Officers:
Sameer Dholakia	44	President, Chief Executive Officer, Director and Chairman
Yancey Spruill	50	Chief Financial Officer, Chief Operating Officer and Treasurer
Pattie Money	61	Chief People Operations Officer
Stephen Sloan	45	Chief Product Officer
Leandra Fishman Yanagawa	46	Senior Vice President of Sales and Customer Success
Craig Kaes	46	Senior Vice President of Engineering
Michael Tognetti	44	Senior Vice President, General Counsel and Secretary
Non-Employee Directors:
Warren Adelman(1)(3)	54	Director
Ajay Agarwal(3)	48	Director
Fred Ball(2)(3)*	55	Director
Byron B. Deeter(2)	43	Director
Anne Raimondi(1)	46	Director
Hilary Schneider(1)(2)	56	Director
Sri Viswanath(1)(2)	42	Director

(1)
Member of the compensation committee.

(2)
Member of the nominating and corporate governance committee.

(3)
Member of the audit committee.

*
Lead Independent Director

  Executive Officers

        Sameer Dholakia has served as our Chief Executive Officer and as a member of our board of directors since September 2014. Mr. Dholakia has also served as our Chairman of the Board since September 2017. Prior to joining SendGrid, Mr. Dholakia served at Citrix Systems, Inc., an enterprise software company, as Group Vice President and General Manager of the Cloud Platforms group from 2011 to 2014 and as the Vice President of Marketing from 2010 to 2011. Mr. Dholakia joined Citrix in 2010 following Citrix's acquisition of VMLogix, Inc., a provider of virtualization management software, where he served as Chief Executive Officer from 2007 to 2010. Mr. Dholakia holds a B.A. in Economics and an M.A. in Organizational Studies from Stanford University and an M.B.A. from Harvard Business School. We believe Mr. Dholakia is qualified to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and his extensive experience operating technology companies.

        Yancey Spruill has served as our Chief Financial Officer, Chief Operating Officer and Treasurer since June 2015. Prior to joining SendGrid, Mr. Spruill served as Chief Financial Officer at TwentyEighty, Inc., a provider of training and performance improvement solutions, from 2014 to 2015. From 2004 to 2014, Mr. Spruill served as Executive Vice President and Chief Financial Officer at DigitalGlobe, Inc., a publicly-traded provider of geospatial information products and services. Mr. Spruill also served on the board of directors for Rally Software Development Corp., a formerly publicly-traded provider of agile development software, from 2014 until its acquisition by CA, Inc. in 2015, and has served on the board of directors of

Allscripts Healthcare Solutions, Inc., a publicly-traded electronic healthcare records technology company, since 2016. Mr. Spruill holds a Bachelor of Electrical Engineering from the Georgia Institute of Technology and an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

        Pattie Money has served as our Chief People Operations Officer since October 2016. Prior to joining SendGrid, Ms. Money served as Chief People Officer at TubeMogul, Inc., a formerly publicly-traded enterprise advertising software company, from 2015 to 2016. From 2013 to 2015, Ms. Money served as Senior Vice President, Human Resources at Mercury Payment Systems, Inc., an online payment technology company. From 2000 to 2013, Ms. Money was head of Human Resources at Monotype Imaging Incorporated, a provider of type-related products and technologies, including serving as Monotype's Vice President for Human Resources from 2007 to 2013. Ms. Money holds a B.B.A. in Marketing from the University of Memphis and an M.S. in Human Resources Development from Villanova University.

        Stephen Sloan has served as our Chief Product Officer since October 2015. Prior to joining SendGrid, Mr. Sloan served as Senior Vice President, Products and Engineering at Marketo, Inc., a publicly-traded marketing software company, from 2013 to 2015. From 2012 to 2013, Mr. Sloan served as Head of Product, WorkDocs at Amazon Web Services, Inc., a cloud computing company. Mr. Sloan was with Microsoft Corporation from 2005 to 2012, where he served in several product leadership roles, most recently as Director, Product Management for Microsoft Office and Office 365. Mr. Sloan holds a B.A. from the University of California, Berkeley and an M.B.A. from the Kellogg School of Management at Northwestern University.

        Leandra Fishman Yanagawa has served as our Senior Vice President of Sales and Customer Success since August 2016. Prior to joining SendGrid, Ms. Fishman served as an independent executive management consultant for several startup companies from 2011 to 2016. From 2012 to 2014, Ms. Fishman also served as Vice President for Global Corporate Sales at Jive Software, Inc., a formerly publicly-traded provider of communication and collaboration solutions for businesses. From 2010 to 2011, Ms. Fishman served as Vice President for Deal Development and Advisor to Mamapedia, LLC, a social platform for mothers. Ms. Fishman served as Vice President of Sales at VMLogix, Inc., a provider of virtualization management software, from 2008 until its acquisition by Citrix Systems, Inc. in 2010.

        Craig Kaes has served as our Senior Vice President of Engineering since May 2016. From March 2015 to May 2016, Mr. Kaes served as our Vice President of Engineering. Prior to joining SendGrid, Mr. Kaes held several positions with Cisco Systems, Inc., a publicly-traded provider of networking and telephony products and services, including Senior Engineering Director of Mobility from 2013 to 2015, Senior Director of Platform Engineering from 2011 to 2013 and Director of Engineering from 2008 to 2011. From 2000 to 2008, Mr. Kaes held several positions at Jabber, Inc., a presence and messaging software provider, including most recently as Jabber's Vice President of Engineering. Mr. Kaes holds a B.S. in Mathematics and Philosophy from the University of Colorado at Denver, an M.S. in Computer Science from the University of Oregon, and an Executive Certificate in Management and Leadership from the Massachusetts Institute of Technology's Sloan School of Management.

        Michael Tognetti has served as our Senior Vice President and General Counsel since September 2011. Prior to joining SendGrid, Mr. Tognetti served as Senior Vice President and General Counsel at Decisioneering, Inc., a provider of risk analysis and decision-making software, from 2003 to 2007. After Decisioneering was acquired by Hyperion Solutions Corporation, which was subsequently acquired by Oracle Corporation, Mr. Tognetti served as a Solution Specialist at Oracle from 2007 to 2011. Mr. Tognetti holds a B.S. in Electrical Engineering from the University of Notre Dame and a J.D. from Harvard Law School.

  Non-Employee Directors

        Warren Adelman has served on our board of directors since April 2014. Mr. Adelman has served as the Managing Director of Nativ Group, a personal investment firm, since 2012. Prior to founding Nativ Group,

Mr. Adelman held a variety of positions at GoDaddy Inc., a publicly-traded domain name registrar, from 2003 to 2012, including Vice President for Strategic Development from 2003 to 2004, Chief Operating Officer from 2004 to 2006, President and Chief Operating Officer from 2006 to 2011 and Chief Executive Officer from 2011 to 2012. Mr. Adelman also served as a member of GoDaddy's board of directors from 2006 to 2012. Mr. Adelman holds a B.A. in Political Science and History from the University of Toronto. We believe Mr. Adelman is qualified to serve on our board of directors because of his extensive experience with technology companies as both a director and an executive officer.

        Ajay Agarwal has served on our board of directors since November 2016. Since 2003, Mr. Agarwal has served as a Managing Director at Bain Capital Ventures, a venture capital firm. Prior to joining Bain Capital Ventures, Mr. Agarwal served as head of sales and marketing at Trilogy Inc., an enterprise software company. Mr. Agarwal also serves on the boards of directors of a number of privately-held companies. Mr. Agarwal holds a B.S. in Electrical Engineering from Stanford University and an M.B.A. from Harvard Business School. We believe Mr. Agarwal is qualified to serve on our board of directors because of his extensive experience with technology companies, including as a director and venture capitalist.

        Fred Ball has served on our board of directors since April 2017. Mr. Ball served as Chief Financial Officer, Executive Vice President and Chief Administrative Officer at Marketo, Inc., a formerly publicly-traded marketing software company, from 2011 to 2016. From 2008 to 2011, Mr. Ball served as Chief Financial Officer at Webroot, Inc., a software security solutions provider. From 2004 to 2007, Mr. Ball served as Senior Vice President and Chief Financial Officer at BigBand Networks, Inc., a publicly-traded digital video networking company. Mr. Ball has also served on the board of directors of Advanced Energy Industries Inc., a publicly-traded electronic components manufacturing company, since 2008, and the board of directors of Electro Scientific Industries, Inc., a publicly-traded technology company, since 2003. Mr. Ball also serves on the board of a privately-held company. Mr. Ball holds a B.S. in Accounting from Virginia Polytechnic Institute and State University. We believe Mr. Ball is qualified to serve on our board of directors because of his substantial corporate finance and management experience with technology companies.

        Byron Deeter has served on our board of directors since January 2012. Since 2005, Mr. Deeter has served as a partner of Bessemer Venture Partners, a venture capital firm. From 2004 to 2005, Mr. Deeter served as a business development and marketing development executive at International Business Machines Corporation, a publicly-traded technology and consulting company. From 1999 to 2004, Mr. Deeter served in several roles, including co-founder, President, Chief Executive Officer and Vice President of Business Development, at Trigo Technologies, Inc., a product information management company, which was acquired by IBM in 2004. Since 2010, Mr. Deeter has served on the board of directors of Twilio, Inc., a publicly-traded cloud communications platform company. Mr. Deeter also served on the board of directors of Instructure, Inc., a publicly-traded educational technology company, from 2013 to 2016, the board of directors of Cornerstore OnDemand, Inc., a publicly-traded cloud-based learning and talent management solutions company, from 2007 to 2014, the board of directors of Criteo S.A., a publicly-traded online targeted advertising company, from 2010 to 2014, and the board of directors of Eloqua, Inc., a formerly publicly-traded cloud-based marketing automation company, from 2007 until its acquisition by Oracle in 2013. Mr. Deeter also serves on the boards of directors of a number of privately-held companies. Mr. Deeter holds a B.A. in Political Economy from the University of California, Berkeley. We believe Mr. Deeter is qualified to serve on our board of directors because of his extensive experience with technology companies as a director, officer and venture capitalist.

        Anne Raimondi has served on our board of directors since February 2018. From August 2013 to November 2017, Ms. Raimondi served in several roles at Zendesk, Inc., a provider of a SaaS customer service platform, including as Senior Vice President, Strategy, Senior Vice President, Operations and Vice President, People Operations. From November 2012 to August 2013, Ms. Raimondi served as the Chief Revenue Officer at TaskRabbit, Inc., a provider of an online services marketplace. From May 2012 to November 2012, Ms. Raimondi served as the Chief Executive Officer of One Jackson, Inc., an apparel company. From May 2010 to April 2012, Ms. Raimondi served as Vice President, Marketing at SurveyMonkey Inc., a software company. From September 2007 to June 2010, Ms. Raimondi served as the Vice President of Business Talent Group, a consulting company. Ms. Raimondi holds a B.A. in economics and sociology from Stanford University and an M.B.A. from Stanford University. We believe Ms. Raimondi is qualified to serve on our board of directors because of her extensive management experience with technology companies.

        Hilary Schneider has served on our board of directors since July 2017. Ms. Schneider has served as the Chief Executive Officer of Wag Labs, Inc., an on-demand dog walking company, since January 2018. Ms. Schneider served as President, Chief Executive Officer and a director of LifeLock, Inc., a formerly publicly-traded provider of identity theft protection, identity risk assessment and fraud protection services, from March 2016 to February 2017. From 2012 to 2016, Ms. Schneider served as the President of LifeLock, Inc. Ms. Schneider served as a director of LogMeIn, Inc., a publicly-traded provider of cloud-based remote connectivity service, from 2011 to 2014. From March 2010 to November 2010, Ms. Schneider served as Executive Vice President at Yahoo! Americas, a global technology company. Ms. Schneider joined Yahoo! in 2006, when she led the company's U.S. region, Global Partner Solutions and Local Markets and Commerce division. Prior to joining Yahoo!, Ms. Schneider held senior leadership roles at Knight Ridder, Inc., a media company, from 2002 to 2005, including serving as Chief Executive Officer of Knight Ridder Digital. From 2000 to 2002, Ms. Schneider served as President and Chief Executive Officer of Red Herring Communications, a media company. Ms. Schneider also serves on the board of directors of several private companies. Ms. Schneider holds a B.A. in Economics from Brown University and an M.B.A. from Harvard Business School. We believe Ms. Schneider is qualified to serve on our board of directors because of her extensive experience with technology companies as both a director and an executive officer.

        Sri Viswanath has served on our board of directors since September 2017. Mr. Viswanath has served as the Chief Technology Officer of Atlassian Corporation PLC, a publicly-traded enterprise software company, since January 2016. From April 2013 to December 2015, Mr. Viswanath served as Chief Technology Officer and Senior Vice President of Product and Engineering at Groupon, Inc., a global local commerce company. From September 2012 to April 2013, Mr. Viswanath was the Vice President of Research and Development for mobile computing at VMware, a provider of cloud and virtualization software and services. From September 2009 to November 2011, Mr. Viswanath served as Senior Vice President of Engineering at Ning, Inc., an online SaaS platform company, which was acquired in November 2011 by Glam Media, a media company, where he was Senior Vice President of Engineering and General Manager of publisher products from November 2011 to August 2012. From 1999 to July 2008, Mr. Viswanath led the development of a number of open-source and business-to-business products at Sun Microsystems. Mr. Viswanath holds an M.S. in computer science from Clemson University and an M.S. in management from Stanford University. We believe Mr. Viswanath is qualified to serve on our board of directors because of his extensive management experience with technology companies.

Classified Board

        Our board of directors currently consists of eight members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

  •
  The Class I directors are Fred Ball, Hilary Schneider and Sri Viswanath and their terms will expire at the annual meeting of stockholders to be held in 2018;

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  The Class II directors are Ajay Agarwal, Byron B. Deeter and Anne Raimondi and their terms will expire at the annual meeting of stockholders to be held in 2019; and

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  The Class III directors are Warren Adelman and Sameer Dholakia and their terms will expire at the annual meeting of stockholders to be held in 2020.

        We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

        Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Mr. Adelman, Mr. Agarwal, Mr. Ball, Mr. Deeter, Ms. Raimondi, Ms. Schneider and Mr. Viswanath do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Lead Independent Director

        Our corporate governance guidelines and bylaws provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the chairman of the board of directors.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

  Audit Committee

        Our audit committee consists of Mr. Adelman, Mr. Agarwal and Mr. Ball, each of whom our board of directors has determined satisfies the independence requirements under the applicable listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act 1934, as amended, or the Exchange Act. The chair of our audit committee is Mr. Ball, who our board of directors has determined is an "audit committee financial expert" within the meaning of the SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable listing standards. In arriving at these determinations, the board of directors has examined each audit committee member's scope of experience and the nature of his employment in the corporate finance sector. The functions of this committee include:

  •
  helping our board of directors oversee our corporate accounting and financial reporting processes;

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  reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures;

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  assisting with design and implementation of our internal audit and risk assessment functions;

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  evaluating the qualifications, performance and independence of our independent registered public accounting firm and deciding whether to retain its services;

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  monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

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  discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end results;

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  developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

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  reviewing related party transactions;

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  obtaining and reviewing a written statement by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law;

  •
  approving, or as permitted, pre-approving, audit and permissible non-audit services to be performed by an independent registered public accounting firm; and

  •
  reviewing and assessing, at least annually, the performance of the audit committee and adequacy of its charter.

  Compensation Committee

        Our compensation committee consists of Mr. Adelman, Ms. Raimondi, Ms. Schneider and Mr. Viswanath. Our board of directors has determined that each of Mr. Adelman, Ms. Raimondi, Ms. Schneider and Mr. Viswanath is independent under the applicable listing standards, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Ms. Schneider. The functions of this committee include:

  •
  reviewing, modifying and overseeing overall compensation strategy and policies;

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  reviewing and approving the compensation and other terms of employment of our chief executive officer, other executive officers and senior management, as appropriate;

  •
  reviewing and approving the compensation arrangements with our executive officers and other senior management, as appropriate;

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  reviewing and recommending to the full board of directors the compensation of our directors;

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  appointing and overseeing the work of compensation consultants, legal counsel or any other advisors and consultants engaged for the purpose of advising the compensation committee;

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  adopting and administering equity award plans, compensation plans and similar programs, as well as modification or termination of plans and programs;

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  establishing policies with respect to equity compensation arrangements;

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  reviewing and evaluating with the chief executive officer the succession plans for our executive officers; and

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  reviewing and assessing, at least annually, the performance of the compensation committee and the adequacy of its charter.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Mr. Ball, Mr. Deeter, Ms. Schneider and Mr. Viswanath. Our board of directors has determined that Mr. Ball, Mr. Deeter, Ms. Schneider and Mr. Viswanath are independent under the applicable listing standards. The chair of our nominating and corporate governance committee is Mr. Deeter. The functions of this committee include:

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  reviewing periodically and evaluating director performance of our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

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  identifying, evaluating, nominating and recommending individuals for membership on our board of directors;

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  reviewing with our chief executive officer the plans for succession to the offices of our executive officers and make recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions;

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  reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

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  reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Code of Conduct

        We have adopted a Code of Conduct that applies to all of our employees, officers (including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. The full text of our Code of Conduct is posted on our website at http://sendgrid.com. We intend to disclose future amendments to certain provisions of our Code of Conduct, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above.

Compensation Committee Interlocks and Insider Participation

        During fiscal year 2017, Messrs. Adelman, Deeter, Viswanath, Ms. Schneider and Ryan McIntyre served on our compensation committee. Mr. McIntyre resigned from our board of directors and our compensation committee in October 2017. In connection with our IPO, effective as of November 14, 2017, we reconstituted our compensation committee to consist of Mr. Adelman, Ms. Schneider and Mr. Viswanath. None of the members of the compensation committee is currently or has been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

        In August 2017, we and some of our stockholders, including entities affiliated with Mr. McIntyre, entered into a stock transfer agreement and a securities purchase agreement pursuant to which the sellers agreed to sell, and the purchasers agreed to purchase, an aggregate of 538,000 shares of our common stock at a purchase price of $12.72 per share. Entities affiliated with Mr. McIntyre purchased 179,333 shares in these transactions for a total purchase price of $2.3 million. Additionally, certain of our existing stockholders associated with Bessemer Venture Partners, which is an affiliate of Mr. Deeter, purchased an aggregate of 625,000 shares of common stock in our initial public offering in November 2017 at the initial public offering price of $16 per share. The underwriters received the same discount from shares of our common stock purchased by such stockholders as they did from other shares of our common stock sold to the public in our initial public offering.

Non-Employee Director Compensation

  Cash Compensation

        No cash compensation was paid to our non-employee directors in 2017. Although we do not have a written policy, we generally reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. Mr. Dholakia, our chief executive officer, is also a director but does not receive any additional compensation for his service as a director. Mr. Dholakia's compensation as an executive officer is set forth below under "Executive Compensation—Summary Compensation Table."

  Equity Incentive Compensation

        The following table presents the total compensation, if any, for each person who served as a non-employee member of our board of directors in 2017. Additionally, as of December 31, 2017, Warren Adelman held an option to purchase 101,880 shares of our common stock, at an exercise price of $1.50 per share. In March 2018, Ms. Raimondi was granted 1,226 RSUs. All of Ms. Raimondi's RSUs will vest on May 31, 2018.

Name	Option Awards ($)(1)	Total ($)
Fred Ball(2)	78,755	78,755
Hilary Schneider(3)	179,109	179,109
Sri Viswanath(4)	187,386	187,386

(1)
The amounts reflect the full grant date fair value for awards granted during 2017. The grant date fair value was computed in accordance with ASC Topic 718, Compensation—Stock Compensation. This calculation does not give effect to any estimate of forfeitures related to service-based vesting but assumes that the director will perform the requisite service for the award to vest in full. See Note 11 to our consolidated financial statements included in our 2017 Annual Report, which is incorporated by reference in this prospectus, for the valuation assumptions and other related information. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the director.

(2)
As of December 31, 2017, Mr. Ball held an option to purchase 30,000 shares of our common stock at an exercise price of $5.48 per share, none of which were vested as of such date. 15,000 shares will vest on April 4, 2018, and the remaining 15,000 shares will vest on April 4, 2019.

(3)
As of December 31, 2017, Ms. Schneider held an option to purchase 30,000 shares of our common stock at an exercise price of $12.00 per share, none of which were vested as of such date. 15,000 shares will vest on July 26, 2018, and the remaining 15,000 shares will vest on July 26, 2019.

(4)
As of December 31, 2017, Mr. Viswanath held an option to purchase 30,000 shares of our common stock at an exercise price of $12.72 per share, none of which were vested as of such date. 15,000 shares will vest on October 2, 2018, and the remaining 15,000 shares will vest on October 2, 2019.

  Future Director Compensation

        We expect to implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

 EXECUTIVE COMPENSATION

        Our named executive officers for the year ended December 31, 2017, which consist of our principal executive officer and our next two most highly compensated executive officers, are:

  •
  Sameer Dholakia, President and Chief Executive Officer;

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  Yancey Spruill, Chief Financial Officer, Chief Operating Officer and Treasurer; and

  •
  Craig Kaes, Senior Vice President of Engineering

Summary Compensation Table

        The following table sets forth all of the compensation awarded to, earned by or paid to our named executive officers during 2016 and 2017.

Name and Principal Position	Fiscal Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Sameer Dholakia	2017	349,999	2,814,595	207,002	14,480	3,386,076
President, Chief Executive	2016	350,024	—	200,000	15,677	565,701
Officer and Chairman
Yancey Spruill	2017	306,250	781,495	183,472	9,600	1,280,817
Chief Financial Officer,	2016	300,000	—	148,500	15,920	464,420
Chief Operating Officer
and Treasurer
Craig Kaes	2017	250,000	404,503	79,616	12,160	746,279
Senior Vice President	2016	241,250	—	90,000	12,845	344,095
of Engineering

(1)
The amounts reflect the full grant date fair value for awards granted during the indicated year. The grant date fair value was computed in accordance with ASC Topic 718, Compensation—Stock Compensation. This calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. See Note 11 to our consolidated financial statements included in our 2017 Annual Report, which is incorporated by reference in this prospectus, for the valuation assumptions and other related information. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the named executive officers.

(2)
The amounts shown represent the accumulated discretionary bonus payouts paid for performance during the year indicated pursuant to the 2016 VP Bonus Plan or 2017 Senior Executive Cash Incentive Bonus Plan, as applicable. See "—Bonus Compensation" below for further discussion of these performance bonuses.

(3)
The amounts shown include payments for annual employee benefits and individual perquisites.

Outstanding Equity Awards at End of 2017

        The following table provides information about outstanding equity awards held by each of our named executive officers at December 31, 2017.

			Option Awards				Stock Awards
			Number of Securities Underlying Unexercised Options (#)				Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($)
					Option Exercise Price ($)
Name	Grant Date(1)		Exercisable	Unexercisable		Expiration Date
Sameer Dholakia	10/20/2014	(3)	1,128,785	260,490	1.83	10/19/2024
	10/20/2014	(4)				—	617,455	14,800,396
	07/26/2017	(5)	—	448,144	12.00	07/25/2027
Yancey Spruill	06/26/2015	(6)	360,538	216,323	2.18	6/25/2025
	07/26/2017	(7)	—	125,000	12.00	07/25/2027
Craig Kaes	05/27/2015	(8)	264,393	120,180	2.18	05/26/2025
	07/26/2017	(9)	—	65,000	12.00	07/25/2027

(1)
All of the outstanding equity awards were granted under our 2012 Plan and are subject to acceleration of vesting as described in "—Employment, Severance, and Change in Control Agreements" below.

(2)
The market price for our common stock is based on the closing price of $23.97 per share of our common stock on the New York Stock Exchange as reported on December 29, 2017.

(3)
1/48th of the shares subject to the option vest monthly measured from September 29, 2014. The unvested shares subject to the option are subject to accelerated vesting as described in the section titled "—Employment, Severance and Change in Control Agreements" below.

(4)
Mr. Dholakia holds RSUs that only vest and settle on the satisfaction of both (i) a time-based condition and (ii) an event-based vesting condition. The event-based condition will be satisfied the earlier of (a) a separation from service (as defined in our 2012 Plan), (b) the closing of a change in control (as defined in our 2012 Plan), and (c) May 14, 2018. The time-based condition was satisfied for 501,682 shares of common stock underlying the RSUs on December 31, 2017. Accordingly, we expect these RSUs will vest on May 14, 2018 and, subject to satisfaction of applicable withholding obligations, settle on or after May 14, 2018. The time-based condition for the remaining shares of common stock underlying the RSUs will be satisfied in equal monthly installments ending on September 29, 2018.

(5)
1/40th of the shares subject to the option will vest monthly beginning on October 1, 2018. The unvested shares subject to the option are subject to accelerated vesting as described in the section titled "—Employment, Severance and Change in Control Agreements" below.

(6)
1/4th of the shares subject to the option vested on June 24, 2016. 1/48th of the shares subject to the option vest monthly measured from June 24, 2016. The unvested shares subject to the option are subject to accelerated vesting as described in the section titled "—Employment, Severance and Change in Control Agreements" below.

(7)
1/19th of the shares subject to the option will vest monthly beginning on June 1, 2019. The unvested shares subject to the option are subject to accelerated vesting as described in the section titled "—Employment, Severance and Change in Control Agreements" below.

(8)
1/4th of the shares subject to the option vested on March 16, 2016. 1/48th of the shares subject to the option vest monthly measured from March 16, 2016. The unvested shares subject to the option are subject to accelerated vesting as described in the section titled "—Employment, Severance and Change in Control Agreements" below.

(9)
1/22nd of the shares subject to the option will vest monthly beginning on April 1, 2019. The unvested shares subject to the option are subject to accelerated vesting as described in the section titled "—Employment, Severance and Change in Control Agreements" below.

Bonus Compensation

        Our executive officers, including our named executive officers, received performance-based bonuses for 2016 pursuant to SendGrid, Inc. 2016 VP Bonus Plan, or 2016 Bonus Plan, and for 2017 pursuant to our 2017 Senior Executive Cash Incentive Bonus Plan, or 2017 Bonus Plan, as adopted by the board and our compensation committee, respectively.

        Our 2016 Bonus Plan allowed the board to provide cash incentive awards to selected employees, including our named executive officers, based upon individual performance goals and corporate performance goals approved by the board. Under our 2016 Bonus Plan, each participant had an opportunity to earn an annual target bonus based on achievement of the individual performance goals and our achievement of the corporate goals. The relative weight between these two goals was 20% for individual performance, although the board had discretion to exceed 20% in the case of exceptional achievement, and 80% for corporate performance. The individual performance achievement was measured by demonstrable activity of competencies and responsibilities with the payout for such individual performance scalable based on achievement. The corporate performance was based on the following metrics: customer satisfaction, employee engagement, innovation, revenue growth and profitability. The minimum level of achievement for each corporate component was 80%, which corresponds to a 80% payout for that component. The payout for the corporate achievement was also scaled. If achievement for a corporate component was 120% or greater, the corresponding payout for that component was capped at 120%.

        Under our 2017 Bonus Plan, the board of directors determined the individual and corporate performance goals applicable to any award for 2017. Each eligible participant had an opportunity to earn an annual payment based on achievement of these individual and corporate performance goals. For 2017, the performance goals were based on the following metrics: individual performance, customer satisfaction, employee engagement, innovation, and revenue growth and profitability. The minimum level of achievement for each component was 80%, which corresponds to a 80% payout for that component. The payout was scaled for achievement at or above 80%. If achievement for a component was 100%, then the corresponding payout for that component was 100%. For any achievement beyond 100%, the corresponding payment was subject to accelerators, provided that the corresponding payout for individual, revenue growth and profitability and innovation were capped at 140%, 140% and 160%, respectively.

        In January 2018, our compensation committee adopted our Senior Executive Cash Incentive Bonus Plan, or Senior Bonus Plan. Under the Senior Bonus Plan, executives designated by the compensation committee are eligible to receive periodic cash bonuses based on achievement of individual and corporate performance goals established by the compensation committee. For 2018, the performance goals are based on the following metrics: individual performance, innovation, and revenue growth and profitability. The minimum level of achievement for each component will be 80%, which corresponds to a 80% payout for that component. The payout will be scaled for achievement at or above 80%. If achievement for a component was 100%, then the corresponding payout for that component was 100%. For any achievement beyond 100%, the corresponding payment will be subject to accelerators.

Employment, Severance and Change in Control Agreements

  Offer Letters

        We have offer letters with each of our executive officers. The offer letters generally provide for at-will employment and set forth the executive officer's initial base salary, eligibility for employee benefits, and confirmation of the terms of previously issued equity grants, including in some cases severance benefits on a qualifying termination of employment. In addition, each of our executive officers has executed our standard proprietary information and inventions agreement. The key terms of employment with our named executive officers are described below.

  Sameer Dholakia

        We entered into an offer letter with Mr. Dholakia, our President and Chief Executive Officer, on August 28, 2014. Pursuant to the offer letter, Mr. Dholakia's initial base salary was established at $350,000 per year. In addition, Mr. Dholakia was initially eligible to receive an annual cash bonus of up to $150,000 based on achievement of mutually agreed upon objectives. Mr. Dholakia is currently eligible to receive an annual cash bonus target equal to 65% of his base salary pursuant to our Senior Bonus Plan.

        On October 20, 2014, in accordance with the terms of his offer letter, Mr. Dholakia was granted a stock option to purchase 1,389,275 shares of our common stock at an exercise price of $1.83 per share. 1/48th of the shares subject to this option vested or, subject to Mr. Dholakia's continued service, will vest ratably each month on the monthly anniversary measured from September 29, 2014.

        Additionally, on October 20, 2014, in accordance with the terms of his offer letter, Mr. Dholakia was granted 617,455 RSUs. The RSUs only vest and settle on the satisfaction of both (i) a time-based condition and (ii) an event-based vesting condition. The event-based condition will be satisfied the earlier of (a) a separation from service (as defined in our 2012 Plan), (b) the closing of a change in control (as defined in our 2012 Plan), and (c) May 14, 2018. The time-based condition was satisfied for 501,682 shares of common stock underlying the RSUs on December 31, 2017. Accordingly, we expect these RSUs will vest on May 14, 2018 and, subject to satisfaction of applicable withholding obligations, settle on or after May 14, 2018. The time-based condition for the remaining shares of common stock underlying the RSUs will be satisfied in equal monthly installments ending on September 29, 2018.

        If Mr. Dholakia's employment is terminated without cause (as defined in the offer letter) or he terminates his employment for good reason (as defined in the offer letter), 173,659 shares subject to his option grant and 77,181 shares underlying RSUs (or, if there are fewer than 173,659 shares subject to the option then unvested, all then unvested shares and/or if there are fewer than 77,181 shares underlying RSUs subject to the service-based condition, all remaining shares underlying RSUs still subject to the service-based condition) will vest in full and the service-based condition will be satisfied, respectively, as of his termination date and he will receive six months of his then-current base cash compensation and continued health care benefits.

        Additionally, in the event of a change of control (as defined in the offer letter), 25% of the then unvested shares subject to the option and underlying RSUs will vest and the remaining unvested shares subject to the option and underlying RSUs will vest in an even linear monthly fashion over the subsequent year following the change of control. If Mr. Dholakia is terminated without cause or terminates his employment for good reason in connection with a change of control, then 100% of the unvested shares subject to the option and underlying RSUs will immediately accelerate and vest in full.

        In July 2017, Mr. Dholakia was granted a stock option to purchase 448,144 shares of our common stock at an exercise price of $12.00 per share. 1/40th of the shares subject to the option will vest monthly beginning on October 1, 2018. Upon a change in control, 25% of all unvested shares associated with this grant will accelerate with the remaining shares vesting ratably through January 1, 2022. Additionally, if the unvested portion of the option grant is assumed or continued by the successor acquiror entity in a change in control, or the option is substituted for a similar award of the successor or acquiror entity, and within three months prior to or 12 months following the effective time of the change in control, Mr. Dholakia's continuous service (as defined in the 2012 Plan) is either terminated by the company without cause (as defined in the 2012 Plan), not including a termination due to death or disability, or by Mr. Dholakia for good reason, any unvested shares subject to the option will be accelerated and vest in full, effective as of the date of such termination. If any unvested portion of the option grant is not assumed or continued by the successor or acquiror entity in a change in control, or substituted for a similar award of the successor or acquiror entity, then any unvested shares subject to the option will be accelerated and vest in full effective immediately prior to, but subject to the consummation of, such change in control

        Mr. Dholakia is also a participant in our Executive Severance Benefit Plan, as described further below under "—Executive Severance Benefit Plan."

  Yancey Spruill

        We entered into an offer letter with Mr. Spruill, our Chief Financial Officer, Chief Operating Officer and Treasurer, on April 17, 2015. Pursuant to the offer letter, Mr. Spruill's initial base salary was established at $300,000 per year. As of July 2017, Mr. Spruill's annual base salary was increased to $315,000 and Mr. Spruill is currently eligible to receive an annual cash bonus of up to 50% of his base salary pursuant to our Senior Bonus Plan. On June 26, 2015, in accordance with the terms of the offer letter, Mr. Spruill was granted an option to purchase 576,861 shares of our common stock at an exercise price of $2.18 per share. 1/4th of the shares subject to this option vested on June 24, 2016, and 1/48th of the shares subject to the option will vest each monthly anniversary ratably over the following 36-month period thereafter.

        If Mr. Spruill's employment is terminated without cause (as defined in the offer letter) or he terminates his employment for good reason (as defined in the offer letter), 72,107 shares subject to his option grant (or if there are fewer than 72,107 shares subject to the option then unvested, all then unvested shares) will vest in full as of his termination date.

        Additionally, if within 12 months following a change in control (as defined in the offer letter), Mr. Spruill is terminated without cause (as defined in the offer letter) or terminates his employment for good reason (as defined in the offer letter), the vesting and exercisability of any unvested shares subject to the option will be accelerated and vest in full immediately prior to such termination.

        In July 2017, Mr. Spruill was granted a stock option to purchase 125,000 shares of our common stock at an exercise price of $12.00 per share. 1/19th of the shares subject to the option will vest monthly beginning on July 1, 2019. Upon a change in control, 25% of all unvested shares associated with this grant will accelerate with the remaining shares vesting ratably through January 1, 2021. Additionally, if the unvested portion of the option grant is assumed or continued by the successor acquiror entity in a change in control, or the option is substituted for a similar award of the successor or acquiror entity, and within three months prior to or 12 months following the effective time of the change in control, Mr. Spruill's continuous service (as defined in the 2012 Plan) is either terminated by the company without cause (as defined in the 2012 Plan), not including a termination due to death or disability, or by Mr. Spruill for good reason, any unvested shares subject to the option will be accelerated and vest in full, effective as of the date of such termination. If any unvested portion of the option grant is not assumed or continued by the successor or acquiror entity in a change in control, or substituted for a similar award of the successor or acquiror entity, then any unvested shares subject to the option will be accelerated and vest in full effective immediately prior to, but subject to the consummation of, such change in control

        Mr. Spruill is also a participant in our Executive Severance Benefit Plan, as described further below under "—Executive Severance Benefit Plan."

  Craig Kaes

        We entered into an offer letter with Mr. Kaes, our Senior Vice President of Engineering, on February 18, 2015. Pursuant to the offer letter, Mr. Kaes's initial base salary was established at $215,000 per year. As of July 2017, Mr. Kaes's annual base salary was increased to $250,000. Mr. Kaes is also currently eligible to receive an annual cash bonus target equal to 35% of his base salary pursuant to our Senior Bonus Plan. On May 27, 2015, in accordance with the terms of the offer letter, Mr. Kaes was granted an option to purchase 384,573 shares of our common stock at an exercise price of $2.18 per share. This option vested with respect to 25% of the shares subject to it on March 16, 2015, and 1/48th of the shares subject to the option will vest on each monthly anniversary ratably over the following 36-month period thereafter. If within 12 months following a change in control, Mr. Kaes is terminated without cause (as defined in the 2012 Plan) or terminates his employment for good reason (as defined in the 2012 Plan), the vesting and exercisability of any unvested shares subject to the option will be accelerated and vest in full immediately prior to such termination.

        In July 2017, Mr. Kaes was granted a stock option to purchase 65,000 shares of our common stock at an exercise price of $12.00 per share. 1/22nd of the shares subject to the option will vest monthly beginning on April 1, 2019. Upon a change in control, 25% of all unvested shares associated with this grant will accelerate with the remaining shares vesting ratably through January 1, 2021. Additionally, if the unvested portion of the option grant is assumed or continued by the successor acquiror entity in a change in control, or the option is substituted for a similar award of the successor or acquiror entity, and within three months prior to or 12 months following the effective time of the change in control, Mr. Kaes's continuous service (as defined in the 2012 Plan) is either terminated by the company without cause (as defined in the 2012 Plan), not including a termination due to death or disability, or by Mr. Kaes for good reason, any unvested shares subject to the option will be accelerated and vest in full, effective as of the date of such termination. If any unvested portion of the option grant is not assumed or continued by the successor or acquiror entity in a change in control, or substituted for a similar award of the successor or acquiror entity, then any unvested shares subject to the option will be accelerated and vest in full effective immediately prior to, but subject to the consummation of, such change in control.

        Mr. Kaes is also a participant in our Executive Severance Benefit Plan, as described further below under "—Executive Severance Benefit Plan."

Equity Incentive Plans

        The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement of which this prospectus is a part.

  2017 Equity Incentive Plan

        Our board of directors adopted, and our stockholders approved, our 2017 Plan in October 2017. Our 2017 Plan is the successor to and continuation of our 2012 Equity Incentive Plan, or the 2012 Plan. No further grants will be made under our 2012 Plan. As of December 31, 2017, under our 2017 Plan, no options or rights to acquire shares of our common stock had been exercised or settled, options to purchase an aggregate of 280,866 shares of our common stock and RSUs for 4,682 shares of our common stock remained outstanding and 3,503,521 of shares of common stock remained available for future grant. The options outstanding as of December 31, 2017, had a weighted-average exercise price of $21.36 per share.

        Our 2017 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation to our employees, directors and consultants. Additionally, our 2017 Plan provides for the grant of performance cash awards to our employees, directors and consultants.

        Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2017 Plan was the sum of (i) 2,973,675 shares, (ii) 754,183 shares reserved for issuance under our 2012 Plan at the time our 2017 Plan became effective, (iii) any shares subject to stock options or other stock awards granted under the 2012 Plan that would have otherwise returned to our 2012 Plan (such as upon the expiration or termination of a stock award prior to vesting), and (iv) any shares subject to stock options or other stock awards granted under our 2009 Equity Incentive Plan, or 2009 Plan, that would have otherwise returned to our 2012 Equity Incentive Plan, or 2012 Plan (such as upon the expiration or termination of a stock award prior to vesting). Additionally, the number of shares of our common stock reserved for issuance under our 2017 Plan will automatically increase on January 1 of each year, beginning on January 1, 2018, and continuing through and including January 1, 2027, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. Pursuant to this provision, the number of shares of our common stock reserved for issuance under our 2017 Plan increased by 2,108,782 shares on January 1, 2018. The maximum number of shares that may be issued upon the exercise of ISOs under our 2017 Plan is 49,398,123.

        Shares issued under our 2017 Plan are authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2017 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2017 Plan. Additionally, shares issued pursuant to stock awards under our 2017 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, will become available for future grant under our 2017 Plan.

        Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, administers our 2017 Plan. Our board of directors has delegated concurrent authority to administer our 2017 Plan to our compensation committee under the terms of the compensation committee's charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2017 Plan, the board of directors has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2017 Plan.

        In 2017, the compensation committee delegated authority to Mr. Dholakia to grant, without any further action required by the compensation committee, certain equity awards to employees who are not officers or vice presidents, or reasonably expected to become officers or vice presidents, of the company. The purpose of this delegation of authority is to enhance the flexibility of equity award administration within the company and to facilitate the timely grant of equity awards to non-management employees, particularly new employees, within specified limits approved by the compensation committee. In particular, Mr. Dholakia may not grant equity awards to acquire more than an aggregate of 10,000 shares to any one individual on any one grant date or 20,000 shares to any one individual in the aggregate in any calendar year. Typically, as part of its oversight function, the compensation committee will review on a quarterly basis the list of grants made by the Mr. Dholakia. During 2017, Mr. Dholakia did not exercise his authority to grant equity awards to non-officer employees.

        The board of directors has the power to modify outstanding awards under our 2017 Plan. Subject to the terms of our 2017 Plan, the board of directors has the authority, with the consent of any adversely affected participant, to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles.

        Performance Awards.    Our 2017 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. Our board of directors can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period.

        The board of directors and/or our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (ix) total stockholder return; (x) return on equity or average stockholder's equity; (xi) return on assets, investment, or capital employed; (xii) stock price; (xiii) margin (including gross margin); (xiv) income (before or after taxes); (xv) operating income; (xvi) operating income after taxes; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) sales or revenue targets; (xx) increases in revenue or product revenue; (xxi) expenses and cost reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) cash balance; (xxviii) cash burn; (xxix) cash collections; (xxx) share price performance; (xxxi) debt reduction; (xxxii) implementation or completion of projects or processes; (xxxiii) stockholders' equity; (xxxiv) capital expenditures; (xxxv) financings; (xxxvi) operating profit or net operating profit; (xxxvii) workforce diversity; (xxxviii) growth of net income or operating income; (xxxix) employee retention; (xl) initiation of studies by specific dates; (xli) budget management; (xlii) submission to, or approval by, a regulatory body of an applicable filing or a product; (xliii) regulatory milestones; (xliv) progress of internal research or development programs; (xlv) progress of partnered programs; (xlvi) partner satisfaction; (xlvii) milestones related to research development, product development and manufacturing; (xlviii) expansion of sales in additional geographies or markets; (xlix) research progress, including the development of programs; (l) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); (li) filing of patent applications and granting of patents; and (lii) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the board of directors.

        Our compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, our compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (a) to exclude restructuring and/or other nonrecurring charges; (b) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; and (e) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles.

        Corporate Transactions.    In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

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  arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

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  arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

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  accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

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  arrange for the lapse of any reacquisition or repurchase right held by us;

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  cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate or for no consideration; or

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  make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price or strike price otherwise payable in connection with the stock award.

        Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

        Under the 2017 Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of more than 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

        Change in Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability or settlement in the event of a change in control. Under the 2017 Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our consolidated assets.

        Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend or terminate our 2017 Plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2017 Plan.

  2017 Employee Stock Purchase Plan

        Our board of directors adopted, and our stockholders approved, our 2017 ESPP in October 2017. As of December 31, 2017, the maximum aggregate number of shares of our common stock that may be issued under our 2017 ESPP was 791,833 shares. Additionally, the number of shares of our common stock reserved for issuance under our 2017 ESPP will increase automatically each year, beginning on January 1, 2018 and continuing through and including January 1, 2027, by the lesser of (i) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; (ii) 791,833 shares of our common stock; or (iii) such lesser number as determined by our board of directors. Pursuant to this provision, the number of shares of our common stock reserved for issuance under our 2017 ESPP increased by 421,756 shares on January 1, 2018, Shares subject to purchase rights granted under our 2017 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2017 ESPP.

        Our board of directors, or a duly authorized committee thereof, will administer our 2017 ESPP. Our board of directors has delegated concurrent authority to administer our 2017 ESPP to our compensation committee under the terms of the compensation committee's charter.

        Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our 2017 ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2017 ESPP if such employee (x) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (y) holds rights to purchase stock under our 2017 ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

        Our 2017 ESPP includes both a component that is intended to qualify as an employee stock purchase plan under Section 423 of the Code and a component that is not intended to so qualify. The purposes of the non-423 component of our ESPP is to authorize the grant of purchase rights that do not meet the requirements of an employee stock purchase plan because of deviations necessary or desirable to permit participation in our 2017 ESPP by employees who are foreign nationals or employed outside of the United States, while complying with applicable foreign laws.

        Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2017 ESPP including determining which of our designated affiliates will be eligible to participate in the 423 component of our 2017 ESPP and which of our designated affiliates will be eligible to participate in the non-423 component of our 2017 ESPP.

        Our 2017 ESPP permits participants to purchase shares of our common stock through payroll deductions or other methods, if required by law, with up to 15% of their earnings. The purchase price of the shares will be not less than 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase.

        A participant may not transfer purchase rights under our 2017 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2017 ESPP.

        In the event of a specified corporate transaction, such as our merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants' purchase rights will be exercised on the new exercised date and such purchase rights will terminate immediately thereafter.

        Our 2017 ESPP will remain in effect until terminated by the administrator in accordance with the terms of the 2017 ESPP. Our board of directors has the authority to amend, suspend or terminate our 2017 ESPP, at any time and for any reason.

  2012 Equity Incentive Plan

        Our board of directors adopted our 2012 Plan in March 2012, and our stockholders approved the 2012 Plan in November 2012. The 2012 Plan was terminated upon the effectiveness of the 2017 Plan. However, any outstanding stock awards under our 2012 Plan will continue to be governed by their existing terms. As of December 31, 2017, no shares of our common stock were reserved for issuance under our 2012 Plan. As of December 31, 2017, options to purchase an aggregate of 11,577,638 shares of our common stock and RSUs for 652,172 shares of our common stock remained outstanding. The options outstanding as of December 31, 2017, had a weighted-average exercise price of $4.53 per share.

        Our board of directors, or a committee thereof appointed by our board of directors, administers our 2012 Plan and the stock awards granted under it. The administrator has the authority to modify outstanding stock awards under our 2012 Plan.

        Our 2012 Plan provides that in the event of certain specified significant corporate transactions, generally including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 90% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards: (1) arrange for the assumption, continuation, or substitution of a stock award by a successor corporation, (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, (3) accelerate the vesting, in whole or in part, of the stock award and provide for its termination before the transaction, (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us, (5) cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, if any, determined by the board of directors, or (6) make a payment, in the form determined by the board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the stock award before the transaction over any exercise price payable by the participant in connection with the exercise. The plan administrator is not obligated to treat all stock awards, even those that are of the same type, or all participants, in the same manner.

  2009 Equity Incentive Plan

        Our board of directors adopted and our stockholders approved our 2009 Plan in November 2009. The 2009 Plan was terminated upon the effectiveness of the 2012 Plan. However, any outstanding stock awards under our 2009 Plan will continue to be governed by their existing terms. As of December 31, 2017, no shares of our common stock were reserved for issuance under our 2009 Plan. As of December 31, 2017, options to purchase 359,217 shares remained outstanding. The options outstanding as of December 31, 2017, had a weighted-average exercise price of $0.20 per share.

        Our board of directors, or a committee thereof appointed by our board of directors, administers our 2009 Plan and the stock awards granted under it. The administrator has the authority to modify outstanding stock awards under our 2009 Plan.

401(k) Plan

        We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Historically, we have matched a portion of employee contributions and during the years ended December 31, 2015, 2016, and 2017, we incurred $1.0 million, $1.3 million and $1.7 million, respectively, in expense associated with matching contributions. Employees' pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Executive Severance Benefit Plan

        In October 2017, our board of directors adopted an Executive Severance Benefit Plan that provides severance benefits to eligible executive employees selected by our board of directors, including our named executive officers. Following a termination by the company without cause and other than as a result of death or disability, or a termination by the eligible employee for good reason, participants are eligible to receive (1) six months (or in the case of our chief executive officer, twelve months) of base salary continuation or (2) if such qualifying termination occurs within the twelve-month period following a change in control of the beneficial ownership of the Company, twelve months (or in the case of our chief executive officer, eighteen months) of base salary continuation and accelerated vesting of any time based equity awards and the lapse of any equity award reacquisition or repurchase rights. Participants are further eligible to receive a pro-rated portion of their target annual bonus for the calendar year in which the termination occurs and continued health benefits during the applicable severance period. Severance benefits under the plan are paid only upon execution of a release of claims following an involuntary termination of employment without cause (other than on account of death or disability) or a resignation by the executive for good reason.

        In addition, any time-based vesting conditions will accelerate and any reacquisition or repurchase rights will lapse if a participant's equity awards are not assumed or continued and would otherwise terminate in connection with a change in control.

Limitations on Liability and Indemnification Matters

        Our amended and restated certificate of incorporation contains provisions that allow us to limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated certificate of incorporation provides us with the authority to, and our amended and restated bylaws provides that we are required to, indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provides that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also provide our board of directors with discretion to indemnify our other officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. The sale of any shares under such plan would be subject to any applicable lock-up agreement that the director or executive officer has entered into with Morgan Stanley & Co. LLC.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a summary of transactions since January 1, 2015, to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements, which are described in the sections titled "Management—Executive Compensation" and "Management—Non-Employee Director Compensation."

Stock Transfers

  2017 Stock Transfers

        In August 2017, we and some of our holders of our capital stock entered into a stock transfer agreement and a securities purchase agreement pursuant to which the sellers agreed to sell, and the purchasers agreed to purchase, an aggregate of 538,000 shares of our common stock at a purchase price of $12.72 per share. The following table summarizes the purchases of shares of our capital stock by our executive officers, directors and holders of more than 5% of our capital stock:

Stockholder	Common (shares)	Total Purchase Price
Foundry Group Select Fund, L.P.(1)	179,333	$2,281,116
Entities affiliated with Bain Capital Ventures(2)	179,333	$2,281,116

(1)
Foundry Group Select Fund, L.P. is a holder of more than 5% of our capital stock. Ryan McIntyre and Brad Feld, former members of our board of directors, are affiliated with Foundry Group Select Fund, L.P.

(2)
Entities affiliated with Bain Capital Ventures are holders of more than 5% of our capital stock. Ajay Agarwal, a member of our board of directors, is affiliated with Bain Capital Ventures.

  2015 Stock Transfers

        In June 2015, we and some of the holders of our capital stock entered into a stock transfer agreement pursuant to which the sellers agreed to sell, and the purchasers agreed to purchase, an aggregate of 381,831 shares of our common stock and 17,755 shares of our Series A convertible preferred stock at a purchase price of $5.60 per share. The following table summarizes the purchases of shares of our capital stock by our executive officers, directors and holders of more than 5% of our capital stock:

Stockholder	Common (shares)	Series A (shares)	Total Purchase Price
Foundry Group Select Fund, L.P.(1)	127,277	5,918	$745,892
Entities affiliated with Bessemer Venture Partners(2)	127,277	5,918	$745,892

(1)
Foundry Group Select Fund, L.P. is a holder of more than 5% of our capital stock. Ryan McIntyre and Brad Feld, former members of our board of directors, are affiliated with Foundry Group Select Fund, L.P.

(2)
Entities affiliated with Bessemer Venture Partners are holders of more than 5% of our capital stock. Byron B. Deeter, a member of our board of directors, is affiliated with Bessemer Venture Partners.

        In October 2015, we and some of our holders of our capital stock entered into a stock transfer agreement pursuant to which the sellers agreed to sell, and the purchasers agreed to purchase, an aggregate of 49,000 shares of our Series A-1 convertible preferred stock at a purchase price of $4.25 per share. The following table summarizes the purchases of shares of our capital stock by our executive officers, directors and holders of more than 5% of our capital stock:

Stockholder	Series A-1 (shares)	Total Purchase Price
Foundry Group Select Fund, L.P.(1)	16,333	$69,415.25
Entities affiliated with Bessemer Venture Partners(2)	16,333	$69,415.25

(1)
Foundry Group Select Fund, L.P. is a holder of more than 5% of our capital stock. Ryan McIntyre and Brad Feld, former members of our board of directors, are affiliated with Foundry Group Select Fund, L.P.

(2)
Entities affiliated with Bessemer Venture Partners are holders of more than 5% of our capital stock. Byron B. Deeter, a member of our board of directors, is affiliated with Bessemer Venture Partners.

Equity Financings

  Initial Public Offering

        Certain of our existing stockholders associated with Bessemer Venture Partners, which is an affiliate of Byron B. Deeter, a member of our board of directors, purchased 625,000 shares of common stock in our IPO at the initial public offering price. The underwriters received the same discount from shares of our common stock purchased by such stockholders as they did from other shares of our common stock sold to the public in that offering. Any shares purchased by such stockholders are subject to lock-up restrictions (with certain exceptions) described in the section entitled "Underwriters."

  Sales of Series D Convertible Preferred Stock

        In November 2016, we sold an aggregate of 2,329,072 shares of our Series D convertible preferred stock at a purchase price of $14.14029 per share for an aggregate purchase price of approximately $33.0 million. The following table summarizes purchases of shares of our Series D convertible preferred stock by our executive officers, directors and holders of more than 5% of our capital stock:

Stockholder	Series D (shares)	Total Purchase Price
Entities affiliated with Bain Capital Ventures(1)	1,414,398	$19,999,998
Foundry Group Select Fund, L.P.(2)	490,503	$6,935,855
Entities affiliated with Bessemer Venture Partners(3)	372,427	$5,266,226

(1)
Entities associated with Bain Capital Ventures hold more than 5% of our capital stock. Ajay Agarwal, a member of our board of directors, is affiliated with Bain Capital Ventures.

(2)
Foundry Group Select Fund, L.P. is a holder of more than 5% of our capital stock. Ryan McIntyre and Brad Feld, former members of our board of directors, are affiliated with Foundry Group Select Fund, L.P.

(3)
Entities associated with Bessemer Venture Partners are holders of more than 5% of our capital stock. Byron B. Deeter, a member of our board of directors, is affiliated with Bessemer Venture Partners.

Registration Rights Agreement

        We have entered into an amended and restated registration rights agreement, or the RRA, with certain holders of our convertible preferred stock. The RRA, among other things, grants these stockholders specified registration rights with respect to shares of our common stock, including shares of our common stock issued or issuable upon conversion of the shares of our convertible preferred stock held by them. For more information regarding the registration rights provided in this agreement, please refer to the section titled "Description of Capital Stock—Registration Rights."

Shareholders Agreement

        We were party to an amended and restated shareholders agreement, or shareholders agreement, with certain holders of our common stock and convertible preferred stock. The shareholders agreement provided for, among other things, the voting of shares with respect to the constituency of our board of directors and the voting of shares in favor of specified transactions approved by our board of directors and the requisite supermajority of the shares of our voting capital stock held by investors party thereto. The shareholders agreement terminated upon the completion of our IPO.

Indemnification Agreements

        We have entered into an indemnification agreement with each of our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding by or in right of us, arising out of such person's services as a director or executive officer. For more information regarding these agreements, see the section titled "Executive Compensation—Limitations on Liability and Indemnification Matters."

Policy on Related Person Transactions

        In 2017, we adopted a written related person transaction policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of transactions involving any related person. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, a nominee to become a director, or more than 5% stockholder of the company, including any of their immediate family members, and any entity owned or controlled by such persons.

        Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the audit committee (or, where audit committee approval would be inappropriate, to another independent body of the board of directors) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by its executive officers, directors and certain significant stockholders.

        In considering related-person transactions, the audit committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself form the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the audit committee consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the company and our stockholders, as the audit committee determines in the good faith exercise of its discretion.

        All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2018, and as adjusted to reflect the sale of our common stock offered by us and the selling stockholders in this offering assuming no and full exercise of the underwriters' over-allotment option to purchase additional shares from certain of the selling stockholders, for:

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group;

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock; and

  •
  each of the selling stockholders.

        We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission, or SEC, and therefore it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of February 28, 2018, and shares of our common stock that are reserved for settlement of RSUs that are vested or will be vested within 60 days of February 28, 2018, to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

        We have based percentage ownership of our common stock before this offering on 42,731,829 shares of our common stock outstanding as of February 28, 2018. We have based percentage ownership of our common stock after this offering assuming no exercise of the underwriters' over-allotment option to purchase additional shares of common stock from certain of the selling stockholders on 43,921,560 shares of our common stock outstanding as of February 28, 2018, assuming the sale of 6,534,234 shares of our common stock by us and the selling stockholders in this offering (including the shares to be issued upon the exercise of options to purchase shares of our common stock and sold in this offering). We have based percentage ownership of our common stock after this offering assuming full exercise of the underwriters' over-allotment option to purchase additional shares from certain of the selling stockholders on 43,921,560 shares of common stock outstanding as of February 28, 2018, assuming the sale of 7,514,369 shares of our common stock by us and the selling stockholders in this offering (including the shares to be issued upon the exercise of options to purchase shares of our common stock and sold in this offering).

        Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o SendGrid, Inc., 1801 California Street, Suite 500, Denver, CO 80202.

				Shares Beneficially Owned After the Offering if Underwriters' Option is Not Exercised			Shares Beneficially Owned After the Offering if Underwriters' Option is Exercised in Full
			Number of Shares Offered if Underwriters' Option is Not Exercised			Additional Shares Offered if Underwriters' Option is Exercised in Full
	Shares Beneficially Owned Prior to the Offering
	Number	Percentage		Number	Percentage		Number	Percentage
Named Executive Officers and Directors:
Sameer Dholakia(1)	1,244,558	2.83	368,231	876,327	1.96	—	876,327	1.96
Yancey Spruill(2)	408,609	*	—	408,609	*	—	408,609	*
Craig Kaes(3)	296,441	*	35,000	261,441	*	—	261,441	*
Byron B. Deeter(4)	7,936,635	18.57	—	7,936,635	18.07	—	7,936,635	18.07
Ajay Agarwal(5)	2,464,811	5.77	—	2,464,811	5.61	—	2,464,811	5.61
Warren Adelman(6)	99,757	*	—	99,757	*	—	99,757	*
Fred Ball(7)	15,000	*	—	15,000	*	—	15,000	*
Anne Raimondi(8)	—	*	—	—	*	—	—	*
Hilary Schneider(9)	—	*	—	—	*	—	—	*
Sri Viswanath(10)	—	*	—	—	*	—	—	*
All current directors and executive officers as a group(11) (15 persons)	13,527,525	29.67	589,731	12,937,794	28.00	—	12,937,794	28.00
5% Stockholders
Entities affiliated with Bain Capital Ventures(5)	2,464,811	5.77	—	2,464,811	5.61	—	2,464,811	5.61
Entities affiliated with Bessemer Venture Partners(4)	7,936,635	18.57	—	7,936,635	18.07	—	7,936,635	18.07
Entities affiliated with Foundry Group Funds(12)	9,809,060	22.95	2,379,735	7,429,325	16.91	572,983	6,856,342	15.61
Entities affiliated with Highway 12 Ventures(13)	4,515,144	10.57	1,806,058	2,709,086	6.17	—	2,709,086	6.17
Certain Other Selling Stockholders
Michael Tognetti(14)	323,875	*	62,000	261,875	*	—	261,875	*
Isaac Saldana(15)	1,840,730	4.30	350,000	1,490,730	3.39	65,000	1,425,730	3.24
Tim Jenkins(16)	1,313,437	3.07	150,000	1,163,437	2.65	66,000	1,097,437	2.50
Techstars 2009 LLC(17)	375,000	*	187,862	187,138	*	121,387	65,751	*
Techstars Ventures 2009, L.P.(18)	323,652	*	162,138	161,514	*	104,765	56,749	*
Industry Ventures Secondary VII, L.P.(19)	851,896	1.99	300,000	551,896	1.26	50,000	501,896	1.14
All Other Selling Stockholders(20)(21)	415,494	*	133,210	282,284	*	—	282,284	*

*
Represents beneficial ownership of less than 1%.

(1)
Consists of 1,244,558 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of February 28, 2018.

(2)
Consists of 93,896 shares of our common stock held by Mr. Spruill and 314,713 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of February 28, 2018.

(3)
Consists of 296,441 shares of common stock issuable upon exercise of outstanding stock options exercisable within 60 days of February 28, 2018.

(4)
Consists of 4,333,401 shares and 3,603,234 shares held of record by Bessemer Venture Partners VIII Institutional L.P. ("BVP VIII Inst") and Bessemer Venture Partners VIII, L.P. ("BVP VIII", together with BVP VIII Inst referred to collectively, the "Funds"). Mr. Deeter, a member of our board of directors, is a director of Deer VIII Co. Ltd., which is the general partner of Deer VIII Co. L.P, which is the general partner of each of the Funds. Each of Deer VIII & Co. L.P. and Deer VIII & Co. Ltd. may be deemed to have voting and dispositive power over the shares held by the Funds. Robert M. Stavis, J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman and Jeremy S. Levine are the directors of Deer VIII & Co. Ltd. Investment and voting decisions with respect to shares held by the Funds are made by the directors of Deer VIII & Co. Ltd. The address for the Bessemer Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(5)
Consists of 2,222,938 shares of our common stock held by Bain Capital Venture Fund 2014, L.P. ("Fund 2014"), 229,470 shares of our common stock held by BCIP Venture Associates ("BCIP"), and 12,403 shares of our common stock held by BCIP Venture Associates-B ("BCIP-B" and together with BCIP and Fund 2014, the "Bain Entities"). Bain Capital Venture Investors, LLC ("BCVI") is the general partner of Bain Capital Venture Partners 2014, L.P. ("BCVP 2014"), which is the general partner of Fund 2014. Boylston Coinvestors, LLC ("Boylston") is the managing partner of BCIP and BCIP-B. The governance, investment strategy and decision-making process with respect to the investments held by the Bain Entities is directed by the Executive Committee of BCVI. The Executive Committee of BCVI consists of Michael A. Krupka and Ajay Agarwal. As a result, BCVI and Messrs. Krupka and Agarwal may be deemed to share voting and dispositive power with respect to the securities held by the Bain Entities. Each of BCVI and Messrs. Krupka and Agarwal disclaim beneficial ownership of such securities except to the extent of its or his pecuniary interest therein. The address for each of BCVI, BCVP 2014, Boylston and the Bain Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(6)
Consists of 99,757 shares of common stock issuable upon exercise of outstanding stock options exercisable within 60 days of February 28, 2018.

(7)
Consists of 15,000 shares of common stock issuable upon exercise of outstanding stock options exercisable within 60 days of February 28, 2018.

(8)
No shares subject to Ms. Raimondi's RSU will vest within 60 days of February 28, 2018.

(9)
No shares subject to Ms. Schneider's option will be exercisable within 60 days of February 28, 2018.

(10)
No shares subject to Mr. Viswanath's option will be exercisable within 60 days of February 28, 2018.

(11)
Consists of 10,660,342 shares of our common stock and 2,867,183 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of February 28, 2018.

(12)
Consists of 6,980,709 shares of our common stock held by Foundry Venture Capital 2007, L.P. ("Foundry 2007") and 2,828,351 shares of our common stock held by Foundry Group Select Fund, L.P. ("Foundry Group Select" and together with Foundry 2007, the "Foundry Group Funds"). Foundry Venture 2007, LLC is the general partner of Foundry 2007 and Foundry Select Fund GP, LLC is the general partner of Foundry Group Select Fund, LP. Seth Levine, Ryan McIntyre, a former member of our board of directors, Jason Mendelson and Brad Feld, a former member of our board of directors, are the managing members of Foundry Group, an affiliate of the Foundry Group Funds and, therefore, may be deemed to share voting and dispositive power over the shares held by the Foundry Group Funds. The address for the Foundry Group Funds is 1050 Walnut Street, Suite 210, Boulder, Colorado 80302. Mr. McIntyre resigned from our board of directors in October 2017.

(13)
Consists of 2,401,970 shares of our common stock held by Highway 12 Venture Fund II, L.P. ("Fund II") and 2,113,174 shares of our common stock held by Highway 12 Venture Fund II-B, L.P. ("Fund II-B" and together with Fund II, "Highway 12 Ventures"). Highway 12 Capital Partners II, LLC is the general partner of Fund II and Fund II-B and Highway 12 Ventures II, Inc., is the manager of Highway 12 Capital Partners II, LLC. Mark Solon, a former member of our board of directors, is the managing partner of Highway 12 Ventures II, Inc. and a managing partner of Techstars Ventures. The address for Highway 12 Ventures II, Inc. is Hoff Building, 802 West Bannock, 7th Floor, Boise, ID 83702.

(14)
Consists of 165,000 shares of our common stock held by Mr. Tognetti and 158,875 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of February 28, 2018. Mr. Tognetti is a current executive officer of the company.

(15)
Consists of 1,787,500 shares of our common stock held by Mr. Saldana and 53,230 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of February 28, 2018. Mr. Saldana is a former member of our board of directors and is a co-founder and current employee of the company.

(16)
Consists of 1,313,437 shares of our common stock held by Mr. Jenkins. Mr. Jenkins is a co-founder and a former employee of the company.

(17)
Techstars Investments Management LLC is the manager of Techstars 2009, LLC. Techstars Central LLC is the manager of Techstars Investments Management LLC. David Cohen and Mark Solon, former members of our board of directors, and David Brown are the managing directors of Techstars Central LLC. The address for Techstars Central LLC is 1050 Walnut Street, Suite 202, Boulder, Colorado 80302.

(18)
Techstars Ventures 2009 GP LLC is the general partner of Techstars Ventures 2009, L.P. David Cohen, a former member of our board of directors, is the manager of Techstars Ventures 2009 GP LLC. The address for Techstars Ventures 2009 GP LLC is 1050 Walnut Street, Suite 202, Boulder, Colorado 80302.

(19)
Industry Ventures Management VII LLC is the general partner of Industry Ventures Secondary VII, L.P. Johan Swildens is the managing member of Industry Ventures Management VII LLC. The address for Industry Ventures Management VII LLC is 30 Hotaling Place, 3rd Floor, San Francisco, CA 94111.

(20)
Consists of 8,710 shares of our common stock and 406,784 shares of our common stock issuable upon exercise of outstanding stock options exercisable within 60 days of February 28, 2018.

(21)
Represents shares of common stock held by three selling stockholders not listed above who, as a group, own less than 1% of the outstanding common stock prior to this offering. Two of these selling stockholders are current executive officers of the company.

Except as set forth above, no selling stockholder, nor any person or entity having control over any selling stockholder, currently has, nor in the past three years has had, any material relationship with the company, including, without limitation, holding any position or office with the company.

DESCRIPTION OF CAPITAL STOCK

        The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part, and by the applicable provisions of Delaware law.

General

Common Stock

        Our amended and restated certificate of incorporation authorizes us to issue up to 250 million shares of our common stock, $0.001 par value per share, and 10 million shares of preferred stock, $0.001 par value per share.

        As of December 31, 2017, there were 42,175,647 shares of our common stock issued and outstanding, held by 169 stockholders, and no shares of preferred stock issued or outstanding.

  Voting Rights

        Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

  Dividends

        Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

  Liquidation

        In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of our preferred stock.

  Rights and Preferences

        Holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

        Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10 million shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deterring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options and Restricted Stock Units

        As of December 31, 2017, under our 2009 Plan, options to purchase an aggregate of 359,217 shares of our common stock were outstanding and no additional shares of our common stock were available for future grant. As of December 31, 2017, under our 2012 Plan, options to purchase an aggregate of 11,577,638 shares of our common stock and RSUs for 652,172 shares of our common stock were outstanding and no additional shares of our common stock were available for future grant. As of December 31, 2017, under our 2017 Plan, options to purchase an aggregate of 280,866 shares of our common stock and RSUs for 4,682 shares of our common stock were outstanding and 3,503,521 additional shares of our common stock were available for future grant. In addition, there was an outstanding non-plan option grant to purchase 5,000 shares of common stock as of December 31, 2017.

Registration Rights

        Certain holders of shares of our common stock are entitled to certain rights with respect to registration of their shares of common stock under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the RRA and a warrant, which was "net exercised" in connection with the closing of our IPO, and are described in additional detail below. We, along with entities affiliated with Bain Capital Ventures, Bessemer Venture Partners, Foundry Group Funds and Highway 12 Ventures, as well as other stockholders, are parties to the RRA. We entered into the RRA in connection with the issuance of our Series D convertible preferred stock in November 2016. The following summary discusses certain material provisions of the RRA and is qualified by the full text of the agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. As of December 31, 2017, 24,516,674 shares of our common stock were entitled to these rights.

        Certain stockholders who are party to the RRA have waived their registration rights and the registration rights of the other stockholders who are party to the RRA, in each case, with respect to this offering.

        The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

        Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire seven years after the effective date of the registration statement of which this prospectus forms a part.

  Demand Registration Rights

        At any time beginning on May 14, 2018, upon the request of the holders of more than 50% of our registrable securities then outstanding that we file a registration statement under the Securities Act covering at least 60% of the registrable securities then outstanding, or lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million, we are obligated to register the sale of all registrable securities that the holders may request in writing to be registered. We are required to effect no more than two registration statements that are declared or ordered effective. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

  Piggyback Registration Rights

        If we register any of our securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of our stock plans, stock purchase or similar plan or a transaction under Rule 145 of the Securities Act. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders if the underwriters determine that including all registrable securities will jeopardize the success of the offering.

  Form S-3 Registration Rights

        The holders of our registrable securities can also request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $1.0 million (net of underwriting discounts and commissions, if any). We are required to effect no more than two Form S-3 registration statements that are declared or ordered effective in any 12-month period. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if in the good faith judgment of our board of directors such registration would be materially detrimental to us.

Anti-Takeover Provisions

  Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In general, Section 203 defines a "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

        A Delaware corporation may "opt out" of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

  Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation, or our restated certificate, provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of our common stock outstanding will be able to elect all of our directors. Our restated certificate and our amended and restated bylaws, or our restated bylaws, also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

        Our restated certificate and restated bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

        Our restated bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and specify requirements as to the form and content of a stockholder's notice.

        Our restated certificate and restated bylaws provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

        The combination of these provisions make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could delay or impede the success of any attempt to change our control.

        These provisions are intended to facilitate our continued innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit increases in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

        Our restated certificate provides that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to the Delaware General Corporation Law, our restated certificate or restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine. Our restated certificate further provides that the federal district courts of the United States of America is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Listing

        Our common stock is listed on the New York Stock Exchange under the trading symbol "SEND."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent's address is 1717 Arch St., Suite 1300, Philadelphia, Pennsylvania 19103.

 SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

        Based on the number of shares outstanding on December 31, 2017, upon completion of this offering, 43,365,378 shares of common stock will be outstanding, assuming no exercise or settlement of outstanding stock awards other than 589,731 shares to be issued upon exercise of outstanding options to be sold in this offering and no exercise of the underwriters' over-allotment option to purchase additional shares from certain of the selling stockholders. Of these outstanding shares, all shares of common stock sold in this offering by us and the selling stockholders and all 9,430,000 shares sold by us in our IPO will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our "affiliates," as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements.

        The remaining outstanding shares of our common stock are deemed "restricted securities," as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

        As a result of lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, the remaining shares of our common stock will be available for sale in the public market as follows:

  •
  3,725,906 shares will become eligible for sale in the public market beginning on May 14, 2018 (the date on which the lock-up agreements related to our IPO expire);

  •
  2,080,289 shares will become eligible for sale in the public market beginning on June 4, 2018 (the date on which lock-up agreements entered into in connection with this offering with certain of our stockholders who are not selling in this offering and certain of our directors affiliated with those stockholders will expire with respect to 20% of such stockholders' and directors' aggregate holdings of our common stock); and

  •
  22,219,949 shares will become eligible for sale in the public market beginning on the 91st day following the date of this prospectus upon expiration of lock-up agreements entered into in connection with this offering, as described below.

Rule 144

        In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

        In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 433,654 shares immediately after the completion of this offering based on the number of shares of common stock outstanding as of December 31, 2017; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, although a portion of these shares have been registered on Form S-8 as described below.

Form S-8 Registration Statements

        We have filed and may in the future file with the SEC registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2009 Plan, 2012 Plan, 2017 Plan and 2017 ESPP. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreement restrictions and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

        In connection with this offering, we, our directors and officers, all of the selling stockholders and certain other stockholders have agreed with Morgan Stanley & Co. LLC on behalf of the underwriters that, for a period of 90 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock, except with the prior written consent of Morgan Stanley & Co. LLC, in its sole discretion, on behalf of the underwriters. See the section titled "Underwriters" for a more complete description of the lock-up agreements with the underwriters.

        In connection with our IPO, we and all of our directors and officers, as well as the other holders of substantially all of our common stock and securities convertible into or exercisable or exchangeable for our common stock outstanding immediately prior to the completion of that offering, agreed with Morgan Stanley & Co. LLC on behalf of the underwriters that, until May 14, 2018, subject to certain exceptions, we and they will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock, except with the prior written consent of Morgan Stanley & Co. LLC, in its sole discretion, on behalf of the underwriters. Morgan Stanley & Co. LLC, on behalf of the underwriters in our IPO, has consented to the release of these lock-up restrictions with respect to the shares of our common stock to be sold in this offering.

        In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including our RRA, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities until May 14, 2018.

Registration Rights

        Upon completion of this offering, the holders of 20,160,033 shares of our common stock, or their transferees, assuming the underwriters do not exercise their over-allotment option to purchase additional shares of our common stock from certain of the selling stockholders, are entitled to certain rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled "Description of Capital Stock—Registration Rights" for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR CERTAIN NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

  •
  certain former citizens or long-term residents of the United States;

  •
  partnerships or other pass-through entities (and investors therein);

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  "controlled foreign corporations";

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  "passive foreign investment companies";

  •
  banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

  •
  tax-exempt organizations and governmental organizations;

  •
  pension plans or tax-qualified retirement plans;

  •
  persons subject to the alternative minimum tax;

  •
  persons that have a functional currency other than the U.S. dollar;

  •
  persons that own, or have owned, actually or constructively, more than 5% of our common stock;

  •
  persons who have elected to mark securities to market; and

  •
  persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

        If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

        THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING

AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

        For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a "U.S. person" or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

        As described under the section titled "Dividend Policy," we have not paid and do not anticipate paying dividends. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled "—Gain On Disposition of Our Common Stock" below.

        Subject to the discussions below regarding effectively connected income, backup withholding and FATCA, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

        Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder's U.S. trade or business (and are attributable to such holder's permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States.

        However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular corporate or graduated individual U.S. federal income tax rates in the same manner as if such holder were a United States person (as defined in the Code). A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

        Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the corporate or graduated individual U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in "—Distributions on Our Common Stock" also may apply;

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non- U.S. holder recognized in the taxable year of the disposition, if any; or

  •
  our common stock constitutes a "United States real property interest" by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs. Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Information Reporting and Backup Withholding

        Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder's conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

        Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder's U.S. federal income tax liability, if any. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Withholding on Foreign Entities

        Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a "foreign financial institution" (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. FATCA will also apply to gross proceeds from sales or other dispositions of our common stock after December 31, 2018.

        Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

        The preceding discussion of material U.S. federal income tax considerations is for general information only. It is not legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	2,434,002
J.P. Morgan Securities LLC	1,927,598
William Blair & Company, L.L.C.	441,061
KeyBanc Capital Markets Inc.	441,061
Piper Jaffray & Co.	441,061
Stifel, Nicolaus & Company, Incorporated	441,061
Canaccord Genuity LLC	408,390

Total:	6,534,234

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.684 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

        Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 980,135 additional shares of common stock from the selling stockholders at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 980,135 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$24.00	$156,821,616.00	$180,344,856.00
Underwriting discounts and commissions to be paid by us	$1.14	$684,000.00	$684,000.00
Underwriting discounts and commissions to be paid by the selling stockholders	$1.14	$6,765,026.76	$7,882,380.66
Proceeds, before expenses, to us	$22.86	$13,716,000.00	$13,716,000.00
Proceeds, before expenses, to selling stockholders	$22.86	$135,656,589.24	$158,062,475.34

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $850,000. We have agreed to reimburse the underwriters for their expense of up to $30,000 related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. and compliance with state securities or "blue sky" laws.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        Our common stock is listed on the New York Stock Exchange under the trading symbol "SEND."

        In connection with this offering, we, each of our directors and officers, each of the selling stockholders and certain other holders of our outstanding common stock, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions in the immediately preceding paragraph do not apply to our directors, officers, the selling stockholders or other holders of our outstanding common stock or other securities who are parties to the lock-up agreement in certain circumstances, including the (i) sale of our common stock acquired in this offering provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (ii) transfers of our common stock as bona fide gifts, by will, to an immediate family member or to certain trusts provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (iii) distributions of our common stock to the stockholders, partners or members of such holders provided that no filing under Section 16(a) of the Exchange Act would be required or voluntarily made; (iv) transfers of our common stock to us for the net exercise of options granted pursuant to our equity incentive plans or to cover tax withholding for grants pursuant to our equity incentive plans; (v) the establishment by such holders of trading plans under Rule 10b5-1 under the Exchange Act; (vi) transfers of our common stock pursuant to a domestic order, divorce settlement or other court order; (vii) transfers of our common stock to us pursuant to any right to repurchase or any right of first refusal we may have over such shares; (viii) sale of our common stock to the underwriters pursuant to the underwriting agreement; and (ix) transfers of our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors. The restrictions also do not apply to us in certain circumstances, including in connection with our issuance of up to 10% of our outstanding shares of common stock immediately following the closing of this offering in acquisitions or other similar strategic transactions. Certain of these exceptions are subject to a requirement that the transferee enter into a lock-up agreement with the underwriters containing similar restrictions. In addition, on June 3, 2018 these restrictions will cease to apply to certain of our stockholders who are not selling in this offering and certain of our directors affiliated with those stockholders with respect to 20% of such stockholders' and directors' aggregate holdings of our common stock.

        Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

        The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of our common stock.

        Accordingly, the shares of our common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a "QII only private placement" or a "QII only secondary distribution" (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred to QIIs.

For Non-QII Investors

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a "small number private placement" or a "small number private secondary distribution" (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred en bloc without subdivision to a single investor.

Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

        The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA.

        The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Canada

        The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, Broomfield, Colorado. As of the date of this prospectus, GC&H Investments, LLC, an entity that is comprised of partners and associates of Cooley LLP, beneficially owns 8,710 shares of our common stock and is participating as a selling stockholder in this offering. Davis Polk & Wardwell LLP, Menlo Park, California, is representing the underwriters.

EXPERTS

        The consolidated financial statements of SendGrid, Inc. as of December 31, 2016 and 2017, and for each of the years in the three-year period ended December 31, 2017, have been incorporated by reference in this prospectus by reference to our 2017 Annual Report in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://sendgrid.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-38275):

  •
  our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 26, 2018; and

  •
  our Current Reports on Form 8-K filed with the SEC on February 5, 2018, February 26, 2018 (only with respect to Item 5.02), March 28, 2018 and April 3, 2018.

        Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have "furnished" to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to SendGrid, Inc., Attn: Investor Relations, 1801 California Street, Suite 500, Denver, Colorado 80202.

        You also may access these filings on our website at http://sendgrid.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

SendGrid's 4H Values

Honest

We are transparent, sharing information and feedback freely. We act with integrity, are honest with ourselves, and use data to provide insights.

Happy

We love what we do. It shows in the positive and constructive attitude we bring to everything we do. We know how to have a good time; life is more than work.

Humble

We exemplify a customer-first mindset across everything we do, always learning from our colleagues, partners, and customers. We are one team, focused on the "we" rather than the "I."

Hungry

We have high expectations, and expect high performance of ourselves and of our teams. We constantly look to innovate and improve. We play to win and keep raising the bar to deliver results.

SendGrid